1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	Annual Report 2004 released March 31, 2005

1.2	Annual General Meeting Notice dated March 31, 2005

1.3	Circular dated March 31, 2005

1.4	Proxy Form released March 31, 2005

1.5	Announcement dated March 31, 2005

FORWARD-LOOKING STATEMENTS

The Annual Report 2004 of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date:	March 31, 2005	By:	/s/ Peter Schloss
		Name:	Peter Schloss
		Title:	Chief Financial Officer

TOM Online Inc.     •    Annual Report 2004

Exhibit 1.1

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

TOM Online Inc.     •    Annual Report 2004

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	our network expansion and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of our total revenues, wireless internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications and Internet industries in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 – Key Information – Risk Factors” of the Company’s annual report on Form 20-F to be filed with the United States Securities Exchange Commission and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	any changes in telecommunications and related technology and applications based on such technology;

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in this document whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this document might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

TOM Online Inc.     •    Annual Report 2004

Contents

3	Financial Highlights

4	Corporate Profile

5	Corporate Information

7	Chairman’s Statement

10	Management’s Discussion and Analysis

35	Comparison of Business Objectives with Actual Business Progress

41	Use of Proceeds

42	Directors’ Profile

46	Senior Management’s Profile

48	Report of the Directors

68	Auditors’ Report

69	Consolidated Balance Sheets

70	Consolidated Statements of Operations

71	Consolidated Statements of Shareholders’ (Deficit)/Equity

72	Consolidated Statements of Cash Flows

74	Notes to Consolidated Financial Statements

137	Supplementary Unaudited Information Provided by Management

144	Definitions

TOM Online Inc.     •    Annual Report 2004

Financial Highlights

RESULTS

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of U.S. dollars)
Operating Results
Wireless internet services	—	30	9,958	55,843	112,880
Advertising	321	2,950	4,228	5,845	7,583
Commercial enterprise solutions	2,289	1,479	11,244	13,825	2,189
Internet access	—	1,974	4,545	1,560	68

Total revenues	2,610	6,433	29,975	77,073	122,720

Operating (loss)/income	(74,739)	(23,091)	(8,319)	19,765	31,076

(Loss)/income attributable to shareholders	(74,684)	(23,144)	(8,354)	19,572	33,908

Balance Sheet
Total assets	17,102	25,626	25,574	67,376	403,101
Total liabilities (including minority interests)	10,041	26,859	35,038	52,966	168,677
Shareholders’ (deficits)/equity	7,061	(1,233)	(9,464)	14,410	234,424

TOM Online Inc.     •    Annual Report 2004

Corporate Profile

TOM Online (NASDAQ: TOMO, Hong Kong GEM stock code: 8282) is a leading wireless internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the Company’s primary business activities include wireless internet services and online advertising. The Company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, and free and fee-based advanced email. As at December 31, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group, one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online), outdoor media (through TOM Outdoor Media Group), publishing, sports and television & entertainment.

TOM Online Inc.     •    Annual Report 2004

Corporate Information

BOARD OF DIRECTORS	AUDIT COMMITTEE
REMUNERATION COMMITTEE
Non-executive Directors:	NOMINATION COMMITTEE

Frank John Sixt (Chairman)	Kwong Che Keung, Gordon (Committee Chairman)
Chow Woo Mo Fong, Susan (Alternate to Frank John Sixt)	Ma Wei Hua
Sing Wang (Vice Chairman)	Lo Ka Shui
Tong Mei Kuen, Tommei
AUTHORIZED REPRESENTATIVES
Executive Directors:

Peter Andrew Schloss
Wang Lei Lei	Feng Jue, Elaine
Xu Zhiming
Peter Andrew Schloss	SPONSORS
Feng Jue, Elaine	Citigroup Global Markets Asia Limited
Fan Tai	Morgan Stanley Dean Witter Asia Limited
Wu Yun
AUDITORS

Independent Non-executive Directors:
PricewaterhouseCoopers
Kwong Che Keung, Gordon
Ma Wei Hua	REGISTERED OFFICE
Lo Ka Shui

P. O. Box 309GT
COMPANY SECRETARY	Ugland House
South Church Street, George Town
Mak Soek Fun, Angela	Grand Cayman
Cayman Islands
COMPLIANCE OFFICER	British West Indies

Peter Andrew Schloss

QUALIFIED ACCOUNTANT

Lam Suen Ling, Shermaine

Corporate Information

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

    IN THE PRC

8th Floor, Tower W3, Oriental Plaza

No.1 Dong Chang An Avenue

Dong Cheng District, Beijing 100738

the PRC

Tel: 86 10 65283399

Fax: 86 10 85181160

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

48th Floor, The Center

99 Queen’s Road Central

Central

Hong Kong

Tel: 852 2121 7838

Fax: 852 2186 7711

SHARE REGISTRARS

Computershare Hong Kong Investor Services Ltd

Rooms 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

PRINCIPAL BANKERS

Bank of China

China Merchants Bank

WEBSITE ADDRESS

www.tom.com

STOCK CODE

NASDAQ: TOMO; GEM: 8282

TOM Online Inc.     •    Annual Report 2004

Chairman’s Statement

Frank John Sixt

Chairman, TOM Online Inc. and

TOM Group Limited

Group Finance Director

Hutchison Whampoa Limited

In 2004, the Company achieved healthy growth across all of its major business segments and reported growth in both revenue and net income despite an unexpectedly challenging regulatory environment. In March 2004, the Company became the first company with a dual listing on Hong Kong’s Growth Enterprise Market and NASDAQ. The Company’s principal focus throughout the year remained to assure its position as a leading wireless internet company in China. The Company continued to innovate in the marketing and distribution of its products to the young, trendy, hip new Chinese consumer, and expanded distribution of entertainment, sports and music content to the mobile phones of its customers through multiple distribution platforms, including the tom.com portal, handset alliances and traditional media such as television, radio and print.

For the full year 2004, revenues grew to US$122.7 million, an increase of 59% over last year’s results. Gross Profit was US$58 million, 76% higher than the previous year and Net Income was US$34 million, which is 73% higher than 2003. For the year, wireless internet revenues represented 92% of the Company’s total revenues. Within the wireless business segment the Company had an attractive revenue mix, which not only diversified revenue streams but also allowed the bundling, cross-promotion and cross-selling of

Chairman’s Statement

products. SMS, or short messaging services, were 49% of wireless internet revenues, 2.5G revenues were 25% of wireless internet revenues and voice service revenues were 26% of wireless internet revenues.

The Company’s increasing focus on 2.5G and voice services mirrors the mobile telecommunication operators’ strategies and should serve the Company well as these advanced data and voice services are expected to drive overall wireless internet market growth in 2005. The Company also used 2004 to focus its attention on its portal, growing the tom.com website into one of the most popular portals in China by daily page views. With approximately 220 million average daily page views the Company ranks as one of China’s top 5 portals. As a result, Online advertising revenues have grown and reached US$7.6 million, representing 6% of total revenue and a 277% growth over 2003. The Company’s popular Internet assets, coupled with its large wireless internet user base, which now totals more than 130 million users, position the Company to take advantage of the next phase of growth of Internet voice and data services.

During the year the Company grew its businesses through several acquisitions and strategic alliances. The Company’s acquisition of the leading wireless IVR provider, Puccini, in 2003 has proven to be a successful venture that made a significant contribution to the Company’s business growth and accounted for 22% of its total revenues in 2004.

In the second half of 2004, the Company acquired Treasure Base, a wireless entertainment service provider holding exclusive rights with major TV channels in China for the provision of wireless entertainment content utilizing the TV media. With this acquisition, TOM Online increased its reach in distribution of its wireless services to the mass TV audience in China. The Treasure Base acquisition was immediately earnings accretive to the Company. Through this acquisition, TOM Online gained not only a strong TV media promotion and distribution channel for its wireless internet products, but also important synergy benefits such as product bundling and integration, content sharing, and cross-platform promotions.

TOM Online also had made an investment with Qualcomm and private equity investor IDG in Sichuan Great Wall Software Group, a wireless mobile software application developer. The Company expects to benefit from Sichuan Great Wall’s expertise and experience in the development of wireless applications based on JAVA and BREW technologies to deliver quality content to mobile phones and other wireless devices. Access to this technology and skill-set will not only enhance TOM Online’s 2.5G product development capabilities but also will position the Company with respect to the introduction of 3G services in China in the future.

In October, the Company launched a co-branded instant messaging tool, TOM-Skype, with Skype Technologies S.A. Based on peer-to-peer technology, the new service has turned the tom.com portal into a one-stop communication center incorporating features such as a large free e-mail box and other community-based products. TOM-Skype is a key component of the Company’s business development strategy and has already helped the Company further integrate its free and fee-based services and enhance users’ loyalty. The Company also has partnered with UEFA to launch an official Chinese website for UEFA EURO 2004, and formed an alliance with ESPN STAR Sports to bring English Premier League matches to the desktop of our users. Other key partnerships forged during the year included the Company’s joint coverage on the Athens Olympics with China’s largest sports newspaper, Sports Weekly.

Chairman’s Statement

In late 2004, the Company acquired Whole Win, a fast-growing WAP services provider. The transaction has expanded TOM Online’s range of popular wireless internet products at a time when China’s 2.5G market is showing signs of entering a new phase of growth.

In December, the Company announced the acquisition of a majority stake in Indiagames, a global mobile games developer and publisher. The investment establishes a wireless game presence for the Company in India, supports our position in this important market in China, and broadens our horizon for growth globally. Indiagames is the owner of one of the largest wireless content development facilities in the world with more than 160 highly experienced professionals, and counts top tier Hollywood studios, handset manufacturers, and more than 100 distribution channels among its partners around the world.

On balance, 2004 was a year of solid achievement despite unexpected challenges in the regulatory environment. In 2005, I expect the Company both to continue to assure recurring contributions from its current business base and to continue to improve and diversify its offerings across the Internet and wireless sectors in China as well as, where appropriate, internationally. The Company benefits from a strong financial position from which to achieve these goals and will seek both to balance its business risks and build shareholder value in the months ahead.

I would like to thank the Board of Directors and especially, all of the Company’s employees for their hard work, support and dedication in building TOM Online to what it is today.

Frank John Sixt
Chairman

Hong Kong, March 15, 2005

TOM Online Inc.     •    Annual Report 2004

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of Treasure Base and Whole Win beginning as of August 11, 2004 and November 19, 2004, respectively.

OVERVIEW

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Since our acquisition of Treasure Base, we have also been distributing our services through over 60 television channels, including CCTV5, the national sports television programming broadcaster of the PRC. Our primary business activities include wireless internet services and online advertising.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver their Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. Our wireless internet services revenues accounted for approximately 92.0% of our total revenues in 2004.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In the first quarter of 2003, we shifted the focus of our internal sales team to developing our relatively high gross profit margin online advertising business. In 2004, our online advertising revenue accounted for substantially all our advertising revenue. Our advertising revenue accounted for 6.2% of our total revenue in 2004.

Our commercial enterprise solutions business includes providing technical services for the Internet-related computer hardware and software needs of our clients. In the second half of 2003, we began to gradually phase out this business. In 2004, our commercial enterprise solutions revenue accounted for approximately 1.8% of our total revenues, down from 17.9% of total revenues in 2003. We intend to further reduce our focus on this business in the future.

Management’s Discussion and Analysis

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless internet services and Internet content services. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP we are the primary beneficiary of the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidate their results of operations in our historical consolidated financial statements.

REVENUES

Our revenues are derived from our two primary operating segments: wireless internet services and advertising. We also derive a minor portion of our revenues from commercial enterprise solutions, and Internet access. In 2004, our revenues were primarily derived from our wireless internet services, which include SMS, MMS, WAP, IVR and ring-back tone services. Through these services we provide downloads, information and community-oriented products, such as news headlines, sports information, games, wallpaper and dating services. We also derive revenues from our advertising services, commercial enterprise solutions and Internet access services. In the fourth quarter of 2002, however, we stopped selling Internet access cards.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and our subsidiaries that are incorporated in the PRC. Our wireless internet services revenue is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to the exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

Management’s Discussion and Analysis

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless internet services(1)	9,958	33.2%	55,843	72.5%	112,880	92.0%
Advertising(2)	4,228	14.1%	5,845	7.6%	7,583	6.2%
Commercial enterprise solutions(3)	11,244	37.5%	13,825	17.9%	2,189	1.8%
Internet access(4)	4,545	15.2%	1,560	2.0%	68	—

Total revenues	29,975	100.0%	77,073	100.0%	122,720	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless internet services platforms of China Mobile and China Unicom. Revenues from the wireless internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively.

(2)	Includes offline advertising revenue that is bundled with online advertising revenue.

(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes.

(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless internet services. Our wireless internet services revenue is derived from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless internet services before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Our wireless internet services include SMS, MMS, WAP, IVR and ring-back tone services. SMS is our primary wireless internet data service, accounting for approximately 48.7% of our wireless internet services revenue in 2004. However, we intend to increase promotion of our newer services, such as our MMS, WAP, IVR and ring-back tone services. In 2004, our MMS, WAP, IVR and ring-back tone services accounted for approximately 10.4%, 15.2%, 23.2% and 2.5%, respectively, of our wireless internet services revenue. The primary factors affecting our wireless internet services revenue are the number of subscriptions, the number of downloads and the pricing of our subscriptions and downloads. Because subscription-based services include a bundle of downloads for a monthly price, which we believe provides a more stable source of revenue than single downloads, we focus upon promoting our subscription-based services.

Management’s Discussion and Analysis

Our operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 4.8%. China Mobile is currently implementing MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless internet services other than IVR services, including usage, transmission and billing information. Under the MISC platform, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will be larger than that in 2004. As the MISC platform permits limited access to China Mobile’s usage and billing records to reconcile the discrepancy, this could lead to lengthy reconciliation negotiations between us and China Mobile and delay our revenue collection.

Advertising. In 2004, substantially all of our advertising revenue was derived from online advertising services. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period and the average revenue per client.

Commercial enterprise solutions. Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue. We are gradually phasing out this business because of its relatively low profit margins. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients.

Internet access. Our Internet access revenues are derived from the sale of prepaid cards that provide access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, however, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

Management’s Discussion and Analysis

COST OF REVENUES

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	16,731	55.8%	32,794	42.6%	63,966	52.1%
Cost of goods sold	8,143	27.2%	11,291	14.6%	791	0.6%

Total cost of revenues	24,874	83.0%	44,085	57.2%	64,757	52.7%

Cost of Services. Cost of services include direct cost of services and common cost of services. Our wireless internet services direct costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, certain content costs and product promotion and marketing expenses. Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues. Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff and wireless internet services staff, and depreciation and maintenance costs relating to equipment used to provide services. We allocate our common costs to our wireless internet services business and our advertising business in proportion to the gross profits from these businesses prior to the allocation of common costs. Our direct cost of services and our common cost of services accounted for 77.2% and 22.8%, respectively, of our cost of services in 2004. We expect that our cost of services will continue to increase as our wireless internet services and online advertising businesses continue to expand in future periods.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. The sale of computer hardware to our commercial enterprise solutions clients has been a low profit margin business and we are gradually phasing out this business. As a result, our cost of goods sold declined from 14.6% of our revenues in 2003 to 0.6% of our revenues in 2004. We expect our sales of computer hardware and the related cost of goods sold will continue to decline in the future.

Management’s Discussion and Analysis

GROSS PROFIT MARGIN

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits(1):
Wireless internet services	2,326	28,549	51,901
Advertising(2)	314	1,494	4,847
Commercial enterprise solutions	2,006	2,052	1,147
Internet access(3)	455	893	68

Total gross profits	5,101	32,988	57,963

Gross Profit Margin:
Wireless internet services	23.4%	51.1%	46.0%
Advertising(2)	7.4%	25.6%	63.9%
Commercial enterprise solutions	17.8%	14.8%	52.4%
Internet access(3)	10.0%	57.2%	—
Total gross profit margin	17.0%	42.8%	47.2%

(1)	For the purpose of calculating our gross profits, certain costs that are common to both our wireless internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.

(2)	Advertising gross profits include both online and offline advertising gross profits.

(3)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Management’s Discussion and Analysis

OPERATING EXPENSES

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	3,069	10.2%	2,772	3.6%	7,695	6.3%
General and administrative expenses	7,356	24.5%	9,133	11.8%	12,385	10.1%
Product development expenses	692	2.3%	689	0.9%	886	0.7%
Amortization of intangibles	88	0.3%	629	0.8%	5,614	4.6%
Provision for impairment of goodwill, intangibles and property and equipment	2,215	7.4%	—	0%	307	0.3%

Total operating expenses	13,420	44.7%	13,223	17.1%	26,887	22.0%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003 and Treasure Base and Whole Win in 2004.

Provision for Impairment of Goodwill, Intangibles and Property and Equipment. Provision for impairment of goodwill, intangible assets and property and equipment consists of impairment charges for goodwill recorded in connection with acquisitions and impairment charges relating to intangible assets and property and equipment that have suffered a decline in value.

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Our wireless internet services revenue is derived from fees charged for providing users with SMS, MMS, WAP, IVR and ring-back tone services. Fees for our wireless internet services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. We have, however, developed an internal system that records the number of messages that are sent from our Internet portal, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages sent from our Internet portal once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2003 and 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5% and 4.8%, respectively. By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless internet services revenue based on the estimate of the collectible wireless internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless internet services revenue for that reporting period. Any difference between the operator’s monthly

Management’s Discussion and Analysis

statement that is eventually received and our estimate of the collectible wireless internet services for such operator may result in subsequent adjustments to our wireless internet services revenue reported in our financial statements. However, such billing discrepancies have had no impact on the historical financial statements for 2002, since we recorded our revenue in accordance with the received monthly statements from the mobile operators.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless data revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless internet data services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless internet data services. Based on our assessments, we have decided to recognize our revenue based upon the gross amounts billed to our users.

Online Advertising Revenue Recognition

Our online advertising revenues are generally earned pursuant to contracts that include specific fee arrangements and payment terms, and that provide persuasive evidence that an arrangement exists. Revenue earned pursuant to these contracts is generally recognized either at the time that advertisements are displayed on our websites or when a specific number of website impressions are delivered. Certain of our contracts, however, do not include a fixed advertisement delivery pattern. Revenue earned pursuant to these contracts is deferred until the contract is completed. The timing with respect to revenues earned pursuant to these types of contracts could be materially different if the contracts included a fixed delivery pattern and a portion of the revenues could be recognized for services that are provided during periods prior to the period in which the contract is completed. In 2004, we recognized revenues of US$1,500,000 as a result of having deferred recognition of revenues in 2003 from certain online advertising contracts that did not include a fixed delivery pattern in the terms of the arrangement. There was no material deferred revenue recognition in 2004.

Impairment of Intangibles and Goodwill

We assess the carrying value of our intangible assets and goodwill on an annual basis and when factors are present that indicate an impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2002, we recorded impairment charges of US$2,215,000, to write off the remaining book value of the intangible assets and goodwill related to certain of our acquisitions and certain intangible assets.

During the year ended December 31, 2002, due to the continued weak performance of our online advertising business and our annual assessment of the recoverability of our intangible assets, we considered the need for an impairment of the identifiable intangible assets and goodwill recognized in connection with our acquisition of China Travel Network. We determined the amount of the impairment charge by using a future discounted cash flow methodology.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online.

Management’s Discussion and Analysis

For the year ended December 31, 2004, we determined that there was no impairment of goodwill based on a valuation performed by an independent professional appraisal firm. The valuation was concluded by using market approach with comparisons to selected publicly traded companies operating in similar industry.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts.

Available-for-sale securities

Investments in available-for-sale securities are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expenses), respectively. Interest on available-for-sale securities is reported in interest income.

Management’s Discussion and Analysis

When determining whether a decline in value below the amortized cost basis of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follow the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS No. 123 “Share-Based Payment,” or SFAS No. 123 (revised 2004), was issued by the FASB. This statement replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123 (revised 2004) applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS No. 123 (revised 2004) is effective for periods beginning after June 15, 2005, for public entities that do not file as small business issuers. We are in the process of assessing the impact of the application of SFAS No. 123 (revised 2004).

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. As a result, we have determined that under US GAAP we are the primary beneficiary of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidated the financial results of these companies when preparing our consolidated financial statements.

Management’s Discussion and Analysis

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports, our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

OUR REORGANIZATION

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless data service business, online advertising business and commercial enterprise solutions business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

OUR ACQUISITIONS

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, Puccini, which provides wireless IVR services through Wu Ji Network. The financial results of Wu Ji Network are included in our audited historical consolidated financial statements following completion of our acquisition. In addition, in the second half of 2004, we completed the acquisitions of Treasure Base and Whole Win, Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun, and Whole Win provides WAP services through Startone.

In August 2004, we invested approximately US$1,494,000 to acquire a 13.95% equity interest in Sichuan Great Wall. This investment is accounted for using the cost method. We received no dividends from this investment for the year ended December 31, 2004, and we concluded that no impairment occurred in the book value of this investment. We have the option to increase our stake to 20.55% within 12 months of the initial investment.

On December 17, 2004, we entered into definitive agreements to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India. We anticipate this transaction will be completed prior to April 2005.

Management’s Discussion and Analysis

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun and Startone beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. As the acquisition of Indiagames was not completed as of December 31, 2004, our audited historical consolidated financial statements do not include the financial results of Indiagames.

RESULTS OF OPERATIONS

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this document.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. This increase was primarily due to increases in our wireless internet services revenues. In 2004, revenues from Puccini, Treasure Base and Whole Win contributed US$26,534,000, US$4,318,000 and US$215,000, respectively, to our total revenues. In 2003, Puccini contributed US$2,307,000 to our total revenues.

Wireless Internet Services. Our wireless internet services revenue increased 102.1% to US$112,880,000 in 2004 from US$55,843,000 in 2003. This increase was primarily due to an increase of MMS and WAP revenues, which increased approximately twelve-fold to US$28,898,000 in 2004 from US$2,141,000 in 2003, as well as approximately a twelve-fold increase of IVR revenues to US$26,152,000 in 2004 from US$2,088,000 in 2003. The increase in our MMS, WAP and IVR revenues were due to the increased use of 2.5G handsets capable of using such services in China, as well as the expansion of our product portfolio. In addition, the increase in our IVR revenue was due to the full year effect of the service, which we began providing after our acquisition of Puccini in November 2003. Our SMS revenue increased to US$54,956,000 in 2004 from US$51,614,000 in 2003. Our SMS revenue increased 6.5% in 2004, compared to an increase of 418.3% in 2003, reflecting a significant decline in the growth of the SMS market due to the maturation of the market. The increase in our SMS, MMS and WAP revenues were in part due to our acquisitions of Treasure Base and Whole Win, the results of which were consolidated to our financial statements since August 11, 2004 and November 19, 2004, respectively.

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented substantially all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue decreased 84.2% to US$2,189,000 in 2004 from US$13,825,000 in 2003. This decrease was primarily due to our gradual phasing out of this business.

Management’s Discussion and Analysis

Internet Access. Our Internet access revenue decreased 95.7% to US$68,000 in 2004 from US$1,560,000 in 2003. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue with respect to our Internet access business in 2004 because Internet access cards that were sold in prior periods were used during this period. We did not incur any costs with respect to our Internet access card business in 2004 because such costs were accrued in 2003. The last Internet access card expired at the end of the first quarter of 2004, and we did not recognize any revenue or incur any costs with respect to our Internet access business in subsequent periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003.

Cost of Services. Our cost of services increased 95.1% to US$63,966,000 in 2004 from US$32,794,000 in 2003. This increase was primarily due to the increasing cost of acquiring content, products and services for our wireless internet services business from third-party providers.

Cost of Goods Sold. Our cost of goods sold decreased 93.0% to US$791,000 in 2004 from US$11,291,000 in 2003. This decrease was primarily due to our gradual phasing out of the commercial enterprise solutions business.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 46.9% to US$64,757,000 in 2004 from US$44,085,000 in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased to US$57,963,000 in 2004 from US$32,988,000 in 2003. Our gross profit as a percentage of revenues, or gross profit margin, increased to 47.2% in 2004 from 42.8% in 2003.

Selling and Marketing Expenses. Our selling and marketing expenses increased 177.6% in 2004 to US$7,695,000, up from US$2,772,000 in 2003. This increase was due to the commencement of a new advertising campaign and marketing expenses associated with special marketing activities associated with the Olympic Games in Athens and the UEFA EURO 2004 football tournament, efforts to brand our portal business in order to attract more online advertising, and several road shows and new product launches.

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totalled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

Amortization of Intangibles. Our amortization of intangibles increased to US$5,614,000 in 2004 from US$629,000 in 2003. This increase was primarily due to the amortization in 2004 of US$4,411,000, US$710,000 and US$103,000 in intangibles acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, respectively.

Management’s Discussion and Analysis

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 103.3% to US$26,887,000 in 2004 from US$13,223,000 in 2003.

Income from Operations. As a result of the foregoing, our income from operations was US$31,076,000 in 2004 compared to income of US$19,765,000 in 2003.

Net interest income. We recorded an interest income of US$3,095,000 in 2004, which was derived primarily from our investment in marketable securities in April 2004. The aggregate fair value of our marketable securities was US$116,471,000 as of December 31, 2004. The interest rate ranges from 2.25% per annum to 8% per annum.

Income Tax Credit. We recorded an income tax credit of US$41,000 in 2004 compared to an income tax credit of US$254,000 in 2003. Income tax credit decreased in 2004 primarily due to a reduction in the amount of deferred tax asset recognized by Beijing Lei Ting in 2004.

Minority Interests. The portion of income attributable to minority interests was US$304,000 in 2004 compared with a portion of income attributable to minority interests of US$127,000 in 2003. This was due to an increase in the net income of GreaTom. We recognize the entire net income of GreaTom in our consolidated financial statements and then deduct the portion of that net income attributable to Great Wall Technology Company, Ltd., which owned 10% of GreaTom as of December 31, 2003 and 2004.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$33,908,000 in 2004 compared to net income of US$19,572,000 in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002. This increase was primarily due to an increase in revenues from our wireless internet services business.

Wireless Internet Services. Our wireless internet services revenue increased to US$55,843,000 in 2003 from US$9,958,000 in 2002. This increase was primarily due to an increase in our SMS revenue due to an increase in both our SMS subscriptions and SMS downloads. In 2003, we had 31.8 million SMS subscriptions and 324.2 million SMS downloads. The increase in our SMS subscriptions was primarily due to the full year effect of this service, which we launched in the third quarter of 2002. The increase in SMS subscriptions as well as SMS downloads was also due to our increased focus upon developing our wireless internet services business, which included increasing promotional efforts as well as expanding our product portfolio, and the general expansion of the SMS market in China.

Management’s Discussion and Analysis

Advertising. Our advertising revenue increased 38.2% to US$5,845,000 in 2003 from US$4,228,000 in 2002. This increase was due to a 73.7% increase in the average revenue per client to US$33,000 in 2003 from US$19,000 in 2002, partially offset by a 19.5% decrease in the number of our advertising clients to 178 in 2003 from 221 in 2002. In 2003, due to our increased focus on online advertising and our enhanced attractiveness to advertisers as the number of page views of our websites increased, our online advertising revenue, including bundled offline advertising revenue, reached US$2,009,000 in 2003 and accounted for 34.4% of our total advertising revenue. In 2003, we had 122 online advertising clients and our average revenue per online advertising client was US$16,000.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue increased 23.0% to US$13,825,000 in 2003 from US$11,244,000 in 2002. This increase was primarily due to a 38.6% increase in our average revenue per large contract to US$244,000 in 2003 from US$176,000 in 2002, partially offset by a 4.0% decrease in our number of large contracts to 48 in 2003 from 50 in 2002. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 84.8% and 78.1%, respectively, of our commercial enterprise solutions revenue in 2003 and 2002. Our commercial enterprise solutions revenue is dependent upon the size and timing of our client’s projects. As a result, the number of our commercial enterprise solutions contracts and the average revenue per contract has fluctuated from period to period. Generally, however, we intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

Internet Access. Our Internet access revenue decreased 65.7% to US$1,560,000 in 2003 from US$4,545,000 in 2002. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue and incur costs with respect to our Internet access business in 2003 because Internet access cards that were sold in prior periods were used during this period. We do not expect to recognize a material amount of revenue or incur a material amount of costs with respect to our Internet access business in future periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002.

Cost of Services. Our cost of services increased 96.0% to US$32,794,000 in 2003 from US$16,731,000 in 2002. This increase was primarily due to an increase in the costs of our wireless internet services as a result of the expansion of this business. The direct costs of our wireless internet services increased to US$18,851,000 in 2003 from US$2,976,000 for the same period in 2002.

Cost of Goods Sold. Our cost of goods sold increased 38.7% to US$11,291,000 in 2003 from US$8,143,000 in 2002. This increase was due to an increase in our computer hardware sales to commercial enterprise solutions clients and the resulting increase in the cost of computer hardware sold.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 77.2% to US$44,085,000 in 2003 from US$24,874,000 in 2002.

Gross Profit. As a result of the foregoing, our gross profit increased to US$32,988,000 in 2003 from US$5,101,000 in 2002.

Management’s Discussion and Analysis

Selling and Marketing Expenses. Our selling and marketing expenses decreased 9.7% to US$2,772,000 in 2003 from US$3,069,000 in 2002. This decrease was primarily due to the fact that we were able to eliminate 14 sales and marketing positions as a result of our decision to stop selling Internet access cards in the fourth quarter of 2002. In addition, our marketing expenses in 2002 included a US$134,000 advertising campaign that we conducted in connection with the Soccer World Cup that was hosted by Korea and Japan. We did not conduct a comparable campaign in 2003.

General and Administrative Expenses. Our general and administrative expenses increased 24.2% to US$9,133,000 in 2003 from US$7,356,000 in 2002. This increase was primarily due to an increase in our provisions for bad debts and an increase in our compensation and benefits expenses. In 2003, we increased our provisions for bad debts to US$1,487,000 from US$781,000 in 2002 as a result of outstanding receivables from wholesale purchasers of our Internet access cards. For a discussion of our allowances for doubtful accounts policy, see “Critical Accounting Policies”. We discontinued our Internet access business in the fourth quarter of 2002. Our compensation and benefits expenses increased 53.2% to US$3,563,000 from US$2,325,000 in 2002 as a result of an increase in the number of our general management, finance and administrative personnel to 97 on December 31, 2003 from 85 on December 31, 2002, as well as an increase in the average compensation and benefits paid to our personnel.

Amortization of Intangibles. Our amortization of intangibles increased to US$629,000 in 2003 from US$88,000 in 2002. This increase was primarily due to amortization of a contract between Wu Ji Network and China Mobile for the provision of wireless IVR services, which was acquired on November 19, 2003 in connection with our acquisition of Puccini. As a result of our acquisition, our amortization of intangibles will increase in future periods.

Total Operating Expenses. As a result of the foregoing, our total operating expenses decreased 1.5% to US$13,223,000 in 2003 from US$13,420,000 in 2002.

Income/(Loss) from Operations. As a result of the foregoing, our income from operations was US$19,765,000 in 2003 compared to a loss of US$8,319,000 in 2002.

Income Tax (Expense)/Credit. We recorded an income tax credit of US$254,000 in 2003 as opposed to an income tax expense US$16,000 in 2002. The primary reason for this tax credit was the recognition of a US$274,000 deferred tax asset by Beijing Lei Ting.

Minority Interests. The portion of income attributable to minority interests was US$127,000 in 2003 compared with a portion of loss attributable to minority interests of US$389,000 in 2002. This change was due to a change in the net income of GreaTom. We recognize the entire net income or net loss of GreaTom in our consolidated financial statements and then deduct the portion of that net income, or add back the portion of the net loss, attributable to Great Wall Computer Software and Systems Co., Ltd. and Great Wall Technology Company, Ltd., which owned 20% and 10%, respectively, of GreaTom in 2001. In November 2003, Shenzhen Freenet purchased a 20% interest in GreaTom from Great Wall Computer Software and Systems Co. Ltd. Accordingly, from the date of this acquisition, only 10% of the net income or net loss of GreaTom will be attributed to minority interests.

Management’s Discussion and Analysis

Net Income/(loss). As a result of the foregoing, our net income attributable to shareholders was US$19,572,000 in 2003 compared to a net loss of US$8,354,000 in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759
Net cash used in investing activities	(4,935)	(2,758)	(146,099)
Net cash provided by/(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances, and it does not intend to do so in the future. As of December 31, 2004, our amounts due to related parties was US$20,331,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2004, we had cash and cash equivalents of US$79,320,000.

Net cash provided by operating activities was US$33,759,000 in 2004 compared to net cash provided by operating activities of US$19,669,000 in 2003. This increase was primarily due to the increase in our net income from US$19,572,000 in 2003 to US$33,908,000 in 2004. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$8,003,000 as of December 31, 2002, to US$14,689,000 as of December 31, 2003 and US$26,369,000 as of December 31, 2004. This increase is primarily due to the increase in our revenues from US$29,975,000 in 2002 to US$77,073,000 in 2003 and US$122,720,000 in 2004. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, after having decreased from 81 days in 2002. This increase in 2004 was primarily due to the lengthened payment cycles of mobile telecommunications operators. The decrease from 2002 to 2003 was primarily due to our decision to stop selling our Internet access cards, the expansion of our wireless internet data services business and the fact that our wireless data service business has a shorter payment cycle than our Internet access business. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue. For a discussion of our allowances for doubtful accounts policy, see “Critical Accounting Policies”.

Management’s Discussion and Analysis

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators. In 2004, the majority of our wireless internet services revenue was contributed by two separate entities of the mobile telecommunications operators, upon whom we rely for billing and collection services. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$146,099,000 in 2004 compared to US$2,758,000 in 2003. This increase in 2004 was primarily due to our purchase of marketable securities of US$118,883,000 that have maturity dates ranging from March 2008 to November 2011 and bear interest rates ranging from 2.25% per annum to 8% per annum. The increase in net cash used in investing activities was also due to our initial payments of US$18,077,000 and US$2,169,000, respectively, for the acquisitions of Treasure Base and Whole Win, purchases of property and equipment of US$9,175,000, and payments of US$1,663,000 to purchase intangible assets. Our net cash used in investing activity in 2003 was primarily used to purchase servers and other computer hardware in connection with the expansion of our business. Our total capital expenditures for computer hardware for the years ended December 31, 2004, 2003 and 2002 was US$7,946,000, US$4,111,000 and US$3,020,000, respectively.

We currently have US$2,026,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Capital expenditures	4,451	4,790	9,175
Capital divestitures (cost)	302	479	538
Capital divestitures (book value)	195	91	9

Net cash provided by financing activities was US$169,024,000 in 2004, which represents the net proceeds from our initial public offering. In 2003, net cash used in financing activities primarily related to the repayment of loans from related parties, and in 2002, net cash from financing activities primarily related to advances from related parties.

As at December 31, 2004, our balance of current assets and marketable securities totalled US$228,891,000 while the balance of our current liabilities amounted to US$168,221,000. We believe that our current cash and cash equivalents, cash flow from operations and marketable securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or

Management’s Discussion and Analysis

additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, our amounts due to related parties was US$20,331,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate and that do not have fixed repayment terms, but will become repayable on demand after December 31, 2004. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations in connection with our acquisition of Treasure Base as of December 31, 2004, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Due to related parties – short term	—	—	20,331
Due to related parties – long term	26,316	19,983	—

Total debt	26,316	19,983	20,331

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Management’s Discussion and Analysis

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
		(in thousands of U.S. dollars)
Due to related parties – short term	20,331	20,331	—	—	—
Purchase obligation(1)	103,798	103,798	—	—	—
Operating lease commitments	2,733	1,667	1,066	—	—
Other contractual commitments	2,026	2,026	—	—	—

Total contractual obligations	128,888	127,822	1,066	—	—

(1)	Includes cash payment of US$66,047,000 for the acquisition of Puccini, US$14,957,000 for the acquisition of Treasure Base, US$5,062,000 for the acquisition of Whole Win and US$17,732,000 for the acquisition of Indiagames.

In addition to the contractual obligations set forth in the table above, we are obligated to issue ordinary shares worth US$47,547,000 to Cranwood in April 2005 in connection with our acquisition of Puccini. Cranwood has, however, agreed to provide us, upon request, within 10 business days following the final payment, an unsecured, twelve-month loan at an interest rate of 0.5% over LIBOR, in an amount equal to half of the cash consideration actually received by Cranwood. Furthermore, in connection with our acquisition of Puccini, Cranwood has exercised its right under the acquisition agreement to distribute substantially all of the retained earnings of Wu Ji Network accumulated prior to September 25, 2003, the date of the acquisition agreement, by donating a sum of US$1,842,000 to Shantou University in China and confirmed that this donation satisfied such right in full. We accrued a liability for this donation in 2003 and the donation was made in 2004.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

Management’s Discussion and Analysis

RESEARCH AND DEVELOPMENT

Research and development costs represented 0.7% of our total revenues in 2004, consistent with the level in 2003. We anticipate that research and development costs will increase in 2005 to expand our wireless product and service offering and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

Management’s Discussion and Analysis

In future periods, we expect that substantially all of our revenues will be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The table below sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%

Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%

Beijing Lei Ting	7.5%	7.5%	7.5%	15%	15%	15%

Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%

Wu Ji Network	0%	0%	7.5%	7.5%	7.5%	15%

GreaTom	7.5%	7.5%	7.5%	15%	15%	15%

Beijing Super Channel	7.5%	7.5%	15%	15%	15%	15%

Shanghai Super Channel	33%	33%	33%	33%	33%	33%

Puccini Network	0%	0%	0%	7.5%	7.5%	7.5%

LingXun	0%	0%	7.5%	7.5%	7.5%	15%

Ceng Dong Yi	0%	0%	0%	7.5%	7.5%	7.5%

Beijing Lahiji	0%	0%	0%	7.5%	7.5%	7.5%

Startone	0%	0%	0%	7.5%	7.5%	7.5%

Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses. For a discussion of our deferred tax valuation allowance accounting policy, see “Critical Accounting Policies”.

Management’s Discussion and Analysis

The table below sets forth the tax loss carry forward with respect to certain of our subsidiaries and variable interest entities as of December 31, 2004:

	Expiring on December 31,
	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	2,589	—	825	856	908
Beijing Lei Ting (Chengdu)	506	—	—	—	506
GreaTom	49	—	49	—	—
Beijing Super Channel	1,373	—	—	1,373	—
Shanghai Super Channel	1,715	345	432	377	561

In addition, our revenues are subject to business taxes and value-added taxes. For a summary of these taxes, see “Revenues”.

OTHERS

Foreign exchange exposure

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline.

Charges on group assets

As at December 31, 2004, the Group had not pledged any assets.

Employee information

As at December 31, 2004, the Group had 828 full-time employees. During 2004, our employee costs, including Directors’ emoluments, totaled US$11,209,000.

Management’s Discussion and Analysis

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Gearing Ratio

As at December 31, 2004, the gearing ratio of the Group based on total liabilities over total assets was approximately 41.7%.

BUSINESS OUTLOOK

The Company’s management expects revenues for the first quarter of 2005 to be between US$35.5 million and US$36.2 million. The migration of MMS services to MISC platform by China Mobile and the carrier’s new MMS revenue recognition policy implemented in the quarter could put pressure on the Company’s MMS revenue in the quarter. But strong demand for voice and WAP services may offset the potential downturn.

TOM Online Inc.     •    Annual Report 2004

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004

PRODUCTS & SERVICES
Wireless Internet Services

Further enhance our relationship with handset manufacturers and explore expanding other distribution channels for our SMS products

•      Co-developed multimedia service, Rich Media, with a leading handset manufacturer for access to wireless content such as music video and video clips

•      The number of partnering handset manufacturers increased to 28 at end-December from 15 at end-June

•      Acquired a leading wireless internet service provider Treasure Base, which has extended the distribution channel for our wireless internet services, including SMS, to major TV broadcasters in the PRC

Continue to develop new products and increase business contribution from MMS and WAP products

Revenue contribution from MMS and WAP rose to 15.1% and 18% in the second half of 2004 from 5.1% and 11.9% in the first half of 2004

New MMS products include:

•      a service that periodically recommends photos and music packages for download

•      500 icons with funny expressions for download

•      a service that allows the download of pop songs bundling with celebrity photos

•      a service that allows image manipulations of camera phone pictures

New WAP-related businesses include:

•      WAP promotion activities such as Street Dance and Jay Chou ring tone download

•      The number of wireless Internet products on China Mobile platform rose to about 83 at end-December from about 51 at end-June

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004
Wireless Internet Services

Expand wireless IVR content, products and services, including the launching of additional content channels	• About nine new channels of sports, music and entertainment were added

Conduct research and development on 3G-related applications and pursue cooperation agreements with mobile telecommunications operators for the provision of 3G-related services	• Offered products such as Flash animations and interactive infotainment services on Hutchison’s 3G platform in Hong Kong

Explore potential acquisition opportunities which enhance our proprietary technology and content capabilities	• Strategic investment in Sichuan Great Wall Software Group, a leading wireless content application software manufacturer

• Acquired Treasure Base, a leading wireless entertainment content provider with a distribution network of 60 TV channels and a partnership with CCTV5

• Acquired Whole Win Investments Ltd, a fast-growing 2.5G services provider

• Announced the acquisition of Indiagames, a leading global mobile games developer

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004

Online Advertising and Commercial Enterprise Solutions

Develop relationships with leading domestic and international advertising agencies	• New contracts referred by domestic and international agencies included a leading cellular network operator and a major global mobile handset manufacturer

Develop real time inventory management system to provide our sales team with up-to-date information and to improve operation efficiency	• Upgraded and fine tuned a real-time inventory booking system, streamlining the procedure of booking and ordering

Expand online advertising client base through both direct and agency channels	• The number of online advertising clients rose to about 204 at the end of December, up about 50% from end-June

• New clients include a leading luxury car manufacturer, a major soft drink bottler, a multinational computer manufacturer

Increase geographic coverage	• Expanded geographic coverage to cities such as Chengdu, Qingdao and Shenyang

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004
Internet Portal and New Business Development

Launch and promote online games	• Target not met as focus shifted to developing a game portal of mainly casual games instead of online games such as MMORPGs

Further develop virtual community products to attract new subscribers and retain existing subscribers	• Launched a co-branded, voice-enabled IM tool, TOM-Skype, with Skype Technologies S.A • Other key community-based products included Home, which allows users play the role of interior designer online

Expand content channels and content-related partnerships	• Enriched channel offerings with more content on topics such as lifestyle, culture, news forum, technology and star signs

• Partnered with Sports Weekly to cover Athens Olympics

• Partnered with ESPN STAR Sports to provide online and wireless content on English Premier League

• Partnered with major music labels to provide wireless internet music content

Explore potential acquisitions in the online sector which enhance or complement our business, such as online games	• We had looked into companies for potential acquisitions in the online sector in areas such as online games and community

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004
Marketing and Promotions

Continue to promote brand awareness through marketing roadshows, outdoor media campaigns, and other brand enhancement channels

Major marketing activities included:

•      TOM-Skype promotions — campus roadshow and extensive billboard, bus and subway advertising campaigns

•      TOM Online Sports Awards Gala, a titled event jointly held with key media organizations such as Phoenix Satellite TV and Sports Weekly

Participate and host industry marketing events and trade shows to promote our products

Participated industry events such as:

•      Auto Expo in Guangzhou, which provided promotion opportunities for our auto channel

•      LYCRA Channel Young In-Style Fashion Award, where we gained brand promotion opportunities through our exclusive wireless voting platform support

Target marketing and promotion opportunities associated with the 2004 Athens Olympics	• Joint coverage on Athens Olympics with Sports Weekly, China’s largest sports newspaper

Comparison of Business Objectives with Actual Business Progress

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2004
Business Operations and Human Resources

Further expand our capabilities and development team in online games	• Targets not met as focus shifted to developing a game portal of mainly casual games instead of online games such as MMORPGs

Further increase headcount for online advertising and content development	• Hired a total of about 50 new staff for our online advertising and content development businesses

Upgrade our content management system	• Content management system upgraded for faster uploading and updating of web pages

TOM Online Inc.     •    Annual Report 2004

Use of Proceeds

USE OF PROCEEDS

The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$168 million. We used the net proceeds as follows:

Use of Proceeds

Amount (US$’000)
Content and applications for wireless internet services	3,274
Acquisition of other businesses	19,388
Working capital	1,511
Investment in associated company	1,494
Investment in available-for-sales securities	118,883
General corporate purposes	328

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

TOM Online Inc.     •    Annual Report 2004

Directors’ Profile

Frank John Sixt

aged 53, has been a non-executive Director and the Chairman of the Company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited and the chairman of TOM Group. He is also a non-executive director of Cheung Kong (Holdings) Limited, an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Global Communications Holdings Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He is also a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and the Law Society of the Provinces of Quebec and Ontario, Canada.

Chow Woo Mo Fong, Susan

aged 51, has been an alternate Director to the Chairman of the Company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group. She is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited, and a director of Hutchison Telecommunications International Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Sing Wang

aged 41, has been a non-executive Director and the Vice Chairman of the Company since August 28, 2001 and is an executive director and the chief executive officer of TOM Group. He is one of the most experienced private equity investors in Greater China. Mr. Wang worked at Goldman Sachs (Asia) L.L.C., where he was an executive director where his principal responsibilities were in the direct investment area. He was also a manager at Wardley Direct Investment Management Ltd. (a subsidiary of the Hong Kong Bank Group) and a strategic consultant at McKinsey & Co. in Chicago. Mr. Wang also worked for the Chinese Academy of Sciences immediately after he graduated from Yunnan University. Mr. Wang graduated in 1982 from Yunnan University, the PRC, with a Bachelor’s degree in Science. In 1986, he received a Master of Science degree in Forestry and its Relation to Land Use and in 1989 with a Bachelor of Arts degree in Philosophy, Politics and Economics and an M.A. in 1996, all from Oxford University.

Wang Lei Lei

aged 31, has been an executive Director and the Chief Executive Officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group in December 2002, a director of Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Directors’ Profile

Xu Zhiming

aged 43, has been an executive Director and the Chief Operating Officer of the Company since October 14, 2003. Since January 2002, Dr. Xu has served as a senior advisor to TOM Group and he was appointed as a director of Shanghai Super Channel in November 2003. Between 1999 and 2001, Dr. Xu was an executive director at China Resources Enterprises Limited, an executive director at China Resources Beijing Land Limited and managing director and chief operating officer at China Resources Logic Limited, all of which are listed on the Hong Kong Stock Exchange. Between 1993 and 1999, Dr. Xu also served as an investment banker in Hong Kong, including at Nomura International and NatWest Markets, as well as Bank Boston, where he also served as director and head of origination-Greater China. Dr. Xu graduated in 1983 from Peking University with a B.S. in Physics, in 1986 from the Graduate School of Chinese Academy of Social Sciences with an M.A. in Economics and in 1993 from University of Manchester in the United Kingdom with a Ph.D. in Economics.

Peter Andrew Schloss

aged 44, has been an executive Director and the Chief Financial Officer of the Company since December 17, 2003. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Feng Jue, Elaine

aged 32, has been an executive Director and Executive Vice President of the Department of Sales and Marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Fan Tai

aged 33, has been an executive Director and Vice President of Finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Directors’ Profile

Wu Yun

aged 32, has been an executive Director and Vice President of the Department of Operations of the Company since September 15, 2003. Mr. Wu joined the Company in October 2000 as manager of the department of business development of Beijing Super Channel. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

Tong Mei Kuen, Tommei

aged 40, has been a non-executive Director of the Company since April 1, 2003 and an executive director and the chief financial officer of TOM Group. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Kwong Che Keung, Gordon

aged 55, has been an independent non-executive Director of the Company since October 14, 2003. He is currently a non-executive director of COSCO Pacific Limited and an independent non-executive director of COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Vision Century Corporation Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Henderson China Holdings Limited. Prior to such positions, Mr. Kwong was a partner of Pricewaterhouse. He has also served as a part-time panel member of the Hong Kong Government Central Policy Unit and was an independent member of the Council of the Hong Kong Stock Exchange. Mr. Kwong graduated from the University of Hong Kong in 1972 and qualified as a chartered accountant in England in 1977.

Ma Wei Hua

aged 56, has been an independent non-executive Director of the Company since October 14, 2003. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

Directors’ Profile

Lo Ka Shui

aged 58, has been an independent non-executive Director of the Company since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 24 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

TOM Online Inc.     •    Annual Report 2004

Senior Management’s Profile

Ma Liang Chun, Joshua

aged 37, has been an Executive Vice President of the Department of Wireless Operations of the Company since February 2004. Mr. Ma joined the Company in February 2004. Prior to joining the Company, Mr. Ma served as chief executive officer of Rock Mobile Corporation since 2000. Mr. Ma graduated in 1994 from National Chung Hsin University, Taiwan with an MBA, and in 1992 from Chinese Culture University with a B.S. in Geology.

Liu Bing Hai

aged 35, has been a Vice President of Wireless Operations of the Company since December 2003. Mr. Liu was appointed as a director of GreaTom in October 2003. Mr. Liu joined the Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel. Prior to joining the Company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer Aided Design and in 1993 from North China University with a B.S. in Transmission Controls.

Pu Dongwan

aged 38, has been a Vice President of the Company since November 2003. Since 2001, Mr. Pu has served as deputy general manager at Greatom. Prior to joining the Company, Mr. Pu served as general manager at Beijing Rewin Network Technology Company. Mr. Pu graduated in 1992 from Nanjing University of Science and Technology with a M.S. in Computer Automation and in 1989 from the same university with a B.S. in Photo Electronics.

Li Chuangdong

aged 31, has been a Vice President of the Company since August 2004. In September 2002, Mr. Li founded LingXun and served as general manager. From November 2001 to August 2002, Mr. Li served as general manager at Beijing Hong Xin Xun Meng Science & Technology Development Co., Ltd. Mr. Li graduated in 1998 from Henan University, majoring in Chrematistics.

Zhang Dong

aged 34, has been an Assistant to Vice President of the Company since March 2005. Since 2002, Mr. Zhang has served as general manager at Startone. From 1999 to 2001, Mr. Zhang served as sales director at Clarent Corporation (USA) Beijing Representative Office. Mr. Zhang graduated in 1993 from Changchun Institute of Posts & Telecommunications, majoring in Program-control Switching.

He Jing, Sarah

aged 37, has been a Director of Sales Department of the Company since August 2004. Prior to joining the Group, Ms. He served as customer service director at DangDang Online Bookstore. From July 1998 to September 2003, Ms. He served as programmer at Star Fire Inc. in Canada. From March 1993 to March 1998, Ms. He served as general manager assistant and marketing/communication specialist at Group Schneider (China). Ms. He graduated in 1990 from Beijing College of Economics with a B.S. in MIS.

Senior Management’s Profile

MAK Soek Fun, Angela

aged 40, has been the Company Secretary of the Company since August 2001. Ms. Mak is also head corporate general counsel and company secretary of TOM Group. She holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia. She has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining TOM Group, she was a senior group legal counsel of Hutchison Whampoa Limited.

LAM Suen Ling, Shermaine

aged 29, has been the Qualified Accountant of the Company since January 2004. She holds a Bachelor’s degree in business administration from The Chinese University of Hong Kong. Prior to joining TOM Group, she had worked at PricewaterhouseCoopers in Hong Kong for over four years. Ms. Lam is an Associate of the Association of Chartered Certified Accountants and an Associate of the Hong Kong Institute of Certified Public Accountants. In January 2004, Ms. Lam commenced working on a full-time basis for the Company.

TOM Online Inc.     •    Annual Report 2004

Report of the Directors

The Directors have pleasure in submitting their report together with the audited financial statements for the year ended December 31, 2004.

REORGANIZATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on August 28, 2001. Pursuant to a reorganization on September 26, 2003 (“Reorganization”) to rationalise the structure of the Group in preparation for the listing of the shares of the Company on the Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) and the quotation of American depositary shares (“ADSs”) of the Company on the National Market of National Automated Systems Dealership and Quotation (“NASDAQ”) of the United States of America, the Company became the holding company of the Group. Details of the Reorganization were set out in the Company’s prospectus dated March 2, 2004 (“Prospectus”).

The shares of the Company have been listed on GEM since March 11, 2004 and the ADSs of the Company have been quoted on NASDAQ since March 10, 2004.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out on pages 75 to 76.

An analysis of the Group’s performance for the year by business segments is set out in note 30 to the financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated statements of operations on page 70.

The Directors do not recommend the payment of a dividend.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in the consolidated statements of shareholders’ (deficit)/equity on page 71.

PROPERTY AND EQUIPMENT

Details of the movements in property and equipment of the Group are set out in note 16 to the financial statements.

Report of the Directors

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in notes 21 and 28 to the financial statements respectively.

DISTRIBUTABLE RESERVES

Details of the distributable reserves of the Company as at December 31, 2004 are set out in note 32(j) to the financial statements.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr. Frank John Sixt* (Chairman)

Mrs. Chow Woo Mo Fong, Susan* (alternate Director to Mr. Frank John Sixt)

Mr. Sing Wang*

Mr. Wang Lei Lei

Mr. Xu Zhiming

Mr. Peter Andrew Schloss

Ms. Feng Jue, Elaine

Mr. Fan Tai

Mr. Wu Yun

Ms. Tong Mei Kuen, Tommei*

Mr. Kwong Che Keung, Gordon#

Mr. Ma Wei Hua#

Dr. Lo Ka Shui# (appointed on September 30, 2004)

*	non-executive Directors

#	independent non-executive Directors

In accordance with Articles 99 and 116 of the Company’s Articles of Association, all the existing Directors (other than alternate Director) will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The non-executive Directors (including the independent non-executive Directors) have no set term of office but retire from office at each annual general meeting of the Company at which they will be eligible for re-election.

Report of the Directors

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wang Lei Lei, Mr. Peter Andrew Schloss, Mr. Xu Zhiming, Ms. Feng Jue, Elaine, Mr. Fan Tai, and Mr. Wu Yun, being all the executive Directors, has entered into a service contract with the Group commencing from January 1, 2004 in the case of Mr. Wang Lei Lei, Ms. Feng Jue, Elaine, Mr. Fan Tai and Mr. Wu Yun, October 1, 2003 in the case of Mr. Xu Zhiming and December 15, 2003 in the case of Mr. Peter Andrew Schloss. The term of the contract with Mr. Wang Lei Lei is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. The term of each of the other contracts are continuous unless terminated by not less than three months’ notice in writing served by either party on the other.

Save as disclosed above, none of the Directors being proposed for re-election at the forthcoming annual general meeting of the Company has entered into any service agreements with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui an annual confirmation of his independence pursuant to Rule 5.09 of the GEM Listing Rules and the Company still considers the independent non-executive Directors to be independent.

DIRECTORS’ PROFILE

The Directors’ profile is set out on pages 42 to 45.

DIRECTORS’ EMOLUMENTS

Details of the Directors’ emoluments are set out in note 32(e) to the financial statements.

SHARE OPTION SCHEMES

Pursuant to the written resolutions of the sole shareholder of the Company dated February 12, 2004, two share option schemes namely, Pre-IPO Share Option Plan (“Pre-IPO Share Option Plan”) and the share option scheme (“Share Option Scheme”) were adopted by the Company (the Pre-IPO Share Option Plan and the Share Option Scheme are collectively referred to as the “Schemes”).

Report of the Directors

SUMMARY OF THE SCHEMES

(a)	Purpose of the Schemes

The purpose of the Pre-IPO Share Option Plan is to recognize the contribution of certain employees of the Company to the growth of the Group and/or the listing of shares of the Company on GEM.

The purpose of the Share Option Scheme is to provide the Group with a flexible means of attracting, retaining and motivating talented participants to strive for future developments and expansion of the Group. This scheme shall be an incentive to encourage the participants and to allow the participants to enjoy the results of the Company attained through their efforts and contributions.

(b)	Participants of the Schemes

Pursuant to the Schemes, the Board may, at its discretion, invite (i) any part-time or full-time employees or directors (including any executive Director and independent non-executive Director) of TOM Group and/or any company in the Group and (ii) any advisor or consultant to the Group provided, however, that such advisor or consultant (A) is a natural person, (B) provides bona fida services to the Group and (C) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly make a market for the Company’s securities (other than any substantial shareholder of the Company and/or any of its Associates (within the meaning of the GEM Listing Rules) to take up options to subscribe for shares of the Company.

However, save for the options which have been granted on February 16, 2004, no further options may be granted upon the listing of the shares of the Company on GEM on March 11, 2004.

(c)	Total number of shares available for issue under the Schemes

The total number of shares of the Company which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue on March 1, 2004, being the effective date of refreshment of the 10 percent. limit on the grant of options under the Share Option Scheme (i.e., 280,000,000 shares of the Company, which represents approximately 7.19% of the issued share capital of the Company as at March 15, 2005).

The maximum number of shares of the Company which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Schemes and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the GEM Listing Rules) of the total number of shares of the Company in issue from time to time.

Report of the Directors

(d)	Maximum entitlement of each participant

The total number of shares of the Company issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares of the Company in issue.

(e)	Time of exercise of options

Pursuant to the Schemes, any option may be exercised in accordance with its terms at any time during a period to be notified by the Board to each grantee provided that the period within which the option must be exercised shall be more than 10 years from the date of grant of the option.

(f)	Payment on acceptance of option

Pursuant to the Schemes, HK$5 is payable by the grantee to the Company on acceptance of the option within 28 days from the date of grant of the option.

(g)	Basis of determining the subscription price

The subscription price per share under the Pre-IPO Share Option Plan is HK$1.50, being the price per share at which the shares are offered for subscription by the public at the initial public offer of shares of the Company.

The subscription price per share under the Share Option Scheme shall be determined by the Board at its absolute discretion and notified to each grantee and shall be no less than the higher of:–

(i)	the closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange on the date of grant, which must be a business day;

(ii)	the average closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of a share of the Company.

Report of the Directors

(h)	Remaining life of the Schemes

The Pre-IPO Share Option Plan has no remaining life as no further options may be granted but the provisions of the such plan shall in all other respects remain in full force and effect and options which are granted during the life of such plan may continue to be exercisable in accordance with their terms of issue.

The Share Option Scheme will remain valid for a period of 10 years commencing on February 12, 2004 (save that the Company, by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme). After termination, no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect and the options which are granted during the life of the Share Option Scheme may continue to be exercised in accordance with their terms of issue.

The other principal terms of the Pre-IPO Share Option Plan and the Share Option Scheme are set out in the Prospectus.

OUTSTANDING SHARE OPTIONS

As at December 31, 2004, options to subscribe for an aggregate of 262,425,040 shares of the Company which were granted to certain Directors and continuous contract employees of the Group pursuant to the Pre-IPO Share Option Plan were outstanding, details of which were as follows:

	Date of grant	Number of share options						Option period	Subscription price per share of the Company
		Outstanding as at January 1, 2004	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2004
									HK$
Directors	16/2/2004	—	210,000,000	—	—	—	210,000,000	16/2/2004–	1.50
							(Note 1)	15/2/2014	(Note 3)
Employees	16/2/2004	—	70,000,000	—	17,574,960	—	52,425,040	16/2/2004–	1.50
							(Note 2)	15/2/2014	(Note 3)

	Total:	—	280,000,000	—	17,574,960	—	262,425,040

Report of the Directors

Notes:

1.	Details of the options granted to the Directors are set out in the section headed “Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures” below.

2.	For a grantee, the options will vest in 4 tranches in the proportion of 15%:25%:30%:30%. The first tranche of the options has vested on February 16, 2005, the second, third and fourth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively.

For the rest of the grantees, the options will vest in 4 tranches in the proportion of 10%:30%:30%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively, the third and fourth tranches of the options will vest on February 16, 2006 and February 16, 2007 respectively.

3.	As the options were granted prior to the listing of the shares of the Company on GEM, no closing price of the shares of the Company is available immediately before the date on which the options were granted.

No option has been granted pursuant to the Share Option Scheme since its adoption.

VALUATION OF SHARE OPTIONS

Details of the valuation of share options granted during the year are set out in note 28 to the financial statements.

Report of the Directors

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2004, the interests or short positions of the Directors and chief executive in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A.	The Company

(a)	Long positions in shares of the Company

		Number of shares of the Company
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Sing Wang (Note)	Interest of a controlled corporation	—	—	83,142	—	83,142	0.002%
Wang Lei Lei	Beneficial owner	5,000,000	—	—	—	5,000,000	0.128%

Note:	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 83,142 shares of the Company held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

Report of the Directors

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan, certain Directors were granted share options to subscribe for the shares of the Company. Details of which as at December 31, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at December 31, 2004		Option period	Subscription price per share of the Company
					HK$
Wang Lei Lei	16/2/2004	165,000,000	(Note 1)	16/2/2004-15/2/2014	1.50

Xu Zhiming	16/2/2004	7,500,000	(Note 2)	16/2/2004-15/2/2014	1.50

Peter Andrew Schloss	16/2/2004	10,000,000	(Note 3)	16/2/2004-15/2/2014	1.50

Feng Jue, Elaine	16/2/2004	10,000,000	(Note 2)	16/2/2004-15/2/2014	1.50

Fan Tai	16/2/2004	10,000,000	(Note 2)	16/2/2004-15/2/2014	1.50

Wu Yun	16/2/2004	7,500,000	(Note 2)	16/2/2004-15/2/2014	1.50

Notes:

1.	The options will vest in 5 tranches in the proportion of 10%:15%:20%:25%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third, fourth and fifth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively. By the written resolutions of the sole shareholder of the Company dated February 16, 2004, Mr. Wang Lei Lei was granted 165,000,000 options to subscribe for shares of the Company which represented more than 1% of the then issued share capital of the Company.

2.	The options will vest in 4 tranches in the proportion of 10%:30%:30%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third and fourth tranches of the options will vest on February 16, 2006 and February 16, 2007 respectively.

3.	The options will vest in 4 tranches in the proportion of 15%:25%:30%:30%. The first tranche of the options has vested on February 16, 2005, the second, third and fourth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively.

Save as disclosed above, during the year ended December 31, 2004, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights. No option granted to the above Directors was lapsed or cancelled during the year ended December 31, 2004.

Report of the Directors

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in shares of TOM Group

Name of Directors	Capacity	Personal Interests	Number of shares of TOM Group			Total	Approximate percentage of shareholding
			Family Interests	Corporate Interests	Other Interests
Sing Wang	Beneficial owner	10,000,000	—	—	—	10,000,000	0.26%
	Interest of a controlled corporation (Note 1)	—	—	5,898,000 (Note 2)		5,898,000	0.15%
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

Notes:

1.	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 5,898,000 shares of TOM Group held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

2.	All the 5,898,000 shares of TOM Group have been pledged as a security against his personal loan.

Report of the Directors

(b)	Right to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at December 31, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at December 31, 2004	Option period	Subscription price per share of TOM Group
				HK$

Sing Wang	30/6/2000	3,000,000	30/6/2000-29/6/2010	5.27
	8/8/2000	2,138,000	8/8/2000-7/8/2010	5.30
	7/2/2002	20,000,000	7/2/2002-6/2/2012	3.76
	9/10/2003	38,000,000	9/10/2003-8/10/2013	2.505

Wang Lei Lei	11/2/2000	9,080,000	11/2/2000-10/2/2010	1.78
	9/10/2003	6,850,000	9/10/2003-8/10/2013	2.505
Wu Yun	9/10/2003	200,000	9/10/2003-8/10/2013	2.505

Tong Mei Kuen, Tommei	9/10/2003	15,000,000	9/10/2003-8/10/2013	2.505

Report of the Directors

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has as of June 12, 2001 (as supplemented on September 26, 2003) granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,200,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB2,200,000.

Mr. Wang Lei Lei has also as of November 16, 2003 granted an option to a wholly-owned subsidiary of the Company in respect of his 80% (RMB8,000,000) equity interest in Wu Ji Network whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from November 16, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Wu Ji Network at an exercise price of RMB8,000,000.

Mr. Fan Tai has also as of December 13, 2004 granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in Wu Ji Network whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in Wu Ji Network at an exercise price of RMB2,000,000.

Save as disclosed above, as at December 31, 2004, none of the Directors or chief executive of the Company had any interests or short positions in any shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

Report of the Directors

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at December 31, 2004, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares, underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held	Approximate percentage of shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244 (L) (Note 2)	72.23%

Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	72.23%

Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	72.23%

Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244 (L) (Note 2)	72.23%

Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 (L) (Notes 1 and 2)	72.23%

TOM Group Limited	Beneficial owner	2,800,000,000 (L)	71.86%

(L) denotes a long position

Report of the Directors

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

Save as disclosed above, as at December 31, 2004, the Directors are not aware of any other person or corporation having an interest or short position in shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

Report of the Directors

CONNECTED TRANSACTIONS

Significant related party transactions entered by the Group during the year ended December 31, 2004, which do not constitute connected transactions under the GEM Listing Rules are disclosed in note 23 to the financial statements.

As disclosed in the Prospectus, the Group has entered into the following continuing connected transactions (“Continuing Connected Transactions”) as defined under the GEM Listing Rules and waiver was granted by the Stock Exchange to comply with the announcement and shareholders’ approval requirements as required under Rule 20.35 and Rule 20.36 of the GEM Listing Rules for the Continuing Connected Transactions:

1.	On September 26, 2003, the Company has entered into a media services agreement with TOM Group International Limited (formerly known as TOM.COM INTERNATIONAL LIMITED) (“TOM International”, a wholly-owned subsidiary of TOM Group), under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organisation services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the Media Services under this agreement are HK$3,000,000 for 2004, HK$4,000,000 for 2005 and HK$5,000,000 for 2006. During the year, HK$164,850 has been paid by the Company to TOM International for the Media Services.

2.	On September 26, 2003, the Company has entered into an online media services agreement with TOM International, under which, the Company agreed to provide and/or procure the provision of certain goods and services to TOM Group and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services, online advertising services (“Online Media Services”). The purpose of this agreement is to enable TOM Group to procure Online Media Services (e.g. online advertising and website development) on a non-exclusive basis from the Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the Online Media Services under this agreement are HK$1,000,000 for 2004, HK$1,500,000 for 2005 and HK$2,000,000 for 2006. During the year, no service has been provided by the Company to TOM Group and its subsidiaries. Accordingly, no service fee has been paid by TOM International to the Company for the Online Media Services during the year.

Report of the Directors

Pursuant to the waiver granted by the Stock Exchange, the Continuing Connected Transactions for the year ended December 31, 2004 have been reviewed by the independent non-executive Directors. The independent non-executive Directors have confirmed that the Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or on terms no less favourable than those available to or from independent third parties; (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and (d) have not exceeded the relevant caps referred to above.

The auditors of the Company have also confirmed that the Continuing Connected Transactions for the year ended December 31, 2004 (a) have received the approval of the Board; (b) have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable; (c) have been entered into in accordance with the terms of the agreements governing the transactions; and (d) have not exceeded their respective caps.

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company, its fellow subsidiaries or its holding Company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

An administrative services agreement dated September 26, 2003 has been entered into between the Group and TOM International, under which, TOM International agreed to provide certain administrative services, including company secretarial services, legal services and staff training services to the Group on a reimbursement of cost basis for a term of three years commencing from March 11, 2004.

Save as disclosed above, no contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

We collect our wireless internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2004 was approximately US$111,900,000.

A major part of our payments is made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless internet services. The payments to China Mobile and China Unicom in the aggregate in 2004 were approximately US$25,951,000.

Report of the Directors

During the year, the respective percentages of purchases and sales attributable to the Group’s 5 largest suppliers and customers, of which China Mobile and China Unicom are excluded from such characterization, was less than 30% of the total value of Group’s purchases and sales.

None of the Directors, their Associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company’s issued share capital) had an interest in the major suppliers or customers noted above.

AUDIT COMMITTEE

The Company has established the Audit Committee in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the Board with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely, Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Kwong Che Keung, Gordon is the chairman of the Audit Committee. The Audit Committee has met 5 times during the year.

The audited consolidated results of the Group for the year ended December 31, 2004 have been reviewed by the Audit Committee.

COMPETING INTERESTS

(a)	Directors

Mr. Frank John Sixt and Mrs. Chow Woo Mo Fong, Susan, the Chairman of the Company and the alternate Director to Mr. Frank John Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). They are also non-executive directors of Hutchison Telecommunications International Limited and directors of certain of its Associates (collectively referred to as “HTIL Group”). In addition, Mr. Frank John Sixt is a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group has four core businesses: fixed network services, data centre operations, powerline broadband service and IT solutions. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Report of the Directors

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of yabuy.com, an online auction website in the PRC. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Kwong Che Keung, Gordon, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. Cranwood has undertaken (“Undertaking”), inter alia, to Bright Horizon Enterprises Limited (a wholly-owned subsidiary of the Company) that the companies controlled by Cranwood will not, in the PRC, provide IVR-related content to competitors of the Company and its subsidiaries. ChinaCare had entered into a content provision agreement with Wu Ji Network. The Directors are of the view that the provisions of IVR-related content by ChinaCare to Wu Ji Network under the agreement is complementary to, and not in competition with, the business of provision of IVR services by Wu Ji Network. The provision of IVR-related content by ChinaCare will only be in competition with Wu Ji Network’s business, if ChinaCare provides such content to other IVR services providers in the PRC.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. With respect to its business of the provision of mobile content products, although Mindworks Limited has contracted to develop and provide use of website and contents thereof for mobile telephone operation in Hong Kong, it has not entered into any contractual arrangement with the Company or its subsidiaries in connection with such business.

Save as disclosed above, none of the Directors or the management shareholder of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business which competes or may compete with the business of the Group.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company’s Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Report of the Directors

SUBSEQUENT EVENTS

Details of significant events which have been taken place subsequent to the balance sheet date are set out in note 31 to the financial statements.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at December 31, 2004 are summarised below:

Citigroup’s employees (excluding directors)	–	none

Citigroup’s directors	–	none

Citigroup and its associates	–	9,892,400 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	–	456,600 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	–	none

Morgan Stanley and its associates	–	10,556,080 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at December 31, 2004, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to Rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

Report of the Directors

BOARD PRACTICES AND PROCEDURES

The Company has complied with the Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules (before amendments effective January 1, 2005) throughout the year, except that the non-executive Directors are not appointed for specific term and are subject to re-election at the annual general meeting of the Company in accordance with the provisions of the Company’s Articles of Association.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

By Order of the Board

Frank John Sixt

Chairman

Hong Kong, March 15, 2005

TOM Online Inc.     •    Annual Report 2004

Auditors’ Report

PricewaterhouseCoopers 22nd Floor Prince’s Building Central Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888 www.pwchk.com

TO THE SHAREHOLDERS OF TOM ONLINE INC.

(a company incorporated under the laws of the Cayman Islands with limited liability)

We have audited the financial statements of TOM Online Inc. (the “Company”) and its subsidiaries (collectively the “Group”) on pages 69 to 136 which have been prepared in accordance with accounting principles generally accepted in Unites States of America.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible to prepare financial statements which give a true and fair view. In preparing the financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departures from accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the content of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Group as of 31 December 2004 and of the Group’s results and cashflows for the year then ended in accordance with the accounting principles generally accepted in Unites States of America and have been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

15 March 2005

TOM Online Inc.      •    Annual Report 2004

Consolidated Balance Sheets

		December 31
	Note	2003	2004
		(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents		22,636	79,320
Accounts receivable, net	8	14,689	26,369
Deferred costs	9	15,000	—
Prepayments	10	1,405	4,116
Deposits and other receivables	11	935	2,343
Due from related parties	12	124	159
Inventories		29	113

Total current assets		54,818	112,420
Available-for-sale securities	14	—	116,471
Investment under cost method	15	—	1,494
Long-term prepayments and deposits		565	240
Property and equipment, net	16	7,094	11,927
Deferred tax assets	24	274	348
Goodwill, net	17	214	158,494
Intangibles, net	13	4,411	1,707

Total assets		67,376	403,101

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	3,241	2,778
Other payables and accruals	19	22,195	10,834
Income tax payable		401	543
Deferred revenues		414	122
Consideration payables	20	6,580	133,613
Due to related parties – short term	12	—	20,331

Total current liabilities		32,831	168,221

Non-current liabilities:
Due to related parties – long term	12	19,983	—

Total liabilities		52,814	168,221
Minority interests		152	456

		52,966	168,677

Commitments	29
Shareholders’ equity:
Share capital	21	3,590	4,995
Paid-in capital		75,551	260,867
Statutory reserves	22(b)	1,552	9,452
Accumulated other comprehensive losses		(55)	(670)
Accumulated deficit		(66,228)	(40,220)

Total shareholders’ equity		14,410	234,424

Total liabilities and shareholders’ equity		67,376	403,101

The accompanying notes are an integral part of the consolidated financial statements.

TOM Online Inc.      •    Annual Report 2004

Consolidated Statements of Operations

		Year ended December 31
	Note	2002	2003	2004
		(in thousands of U.S. dollars)
Revenues:
Wireless internet services		9,958	55,843	112,880
Advertising		4,228	5,845	7,583
Commercial enterprise solutions		11,244	13,825	2,189
Internet access		4,545	1,560	68

Total revenues	30	29,975	77,073	122,720

Cost of revenues:
Cost of services		(16,731)	(32,794)	(63,966)
Cost of goods sold		(8,143)	(11,291)	(791)

Total cost of revenues	30	(24,874)	(44,085)	(64,757)

Gross profit		5,101	32,988	57,963

Operating expenses:
Selling and marketing expenses		(3,069)	(2,772)	(7,695)
General and administrative expenses		(7,356)	(9,133)	(12,385)
Product development expenses		(692)	(689)	(886)
Amortization of intangibles	13	(88)	(629)	(5,614)
Provision for impairment of goodwill		(1,949)	—	—
Provision for impairment of intangibles	13	(266)	—	(307)

Total operating expenses		(13,420)	(13,223)	(26,887)

(Loss)/income from operations		(8,319)	19,765	31,076
Other (expenses)/income:
Net interest (expenses)/income		(408)	(320)	3,095

(Loss)/income before tax	32(d)	(8,727)	19,445	34,171
Income tax (expenses)/credit	24	(16)	254	41

(Loss)/income after tax		(8,743)	19,699	34,212
Minority interests		389	(127)	(304)

Net (loss)/income attributable to shareholders		(8,354)	19,572	33,908

(Loss)/earnings per ordinary share – basic (cents):	25	(0.30)	0.70	0.94

(Loss)/earnings per ordinary share – diluted (cents):	25	N/A	N/A	0.85

(Loss)/earnings per American Depositary Share – basic (cents):	25	(23.8)	55.9	75.2

(Loss)/earnings per American Depositary Share – diluted (cents):	25	N/A	N/A	68.4

The accompanying notes are an integral part of the consolidated financial statements.

TOM Online Inc.      •    Annual Report 2004

Consolidated Statements of Shareholders’ (Deficit)/Equity

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except the number of shares)
Balance as of January 1, 2002	2,800,000,000	3,590	93,018	—	(12)	(97,829)	(1,233)
Contribution from shareholders (*)	—	—	166	—	—	—	166
Foreign currency translation adjustment	—	—	—	—	(43)	—	(43)
Appropriation to statutory reserves	—	—	—	1,552	—	(1,552)	—
Net loss	—	—	—	—	—	(8,354)	(8,354)

Balance as of December 31, 2002	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)

Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410

Issuance of shares pursuant to Initial Public Offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares as purchase consideration for acquisition of Puccini Group (Note 6)	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on available-for-sale securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the carve-out of six non-core Internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

TOM Online Inc.      •    Annual Report 2004

Consolidated Statements of Cash Flows

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(8,354)	19,572	33,908

Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Amortization of intangibles	88	629	5,614
Amortization of premium of debt securities	—	—	298
Provision for impairment of goodwill	1,949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Depreciation	1,865	3,016	4,544
Deferred income tax	—	(274)	(74)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	435	394	—
Corporate expenses recharged by TOM Group	729	923	—
Loss on disposal of property and equipment	163	91	9
Minority interests	(389)	127	304

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(3,414)	(8,337)	(10,443)
Prepayments	636	(913)	(2,892)
Deposits and other receivables	(79)	(568)	69
Due from related parties	987	226	(35)
Inventories	(1,296)	1,493	(84)
Long-term prepayments and deposits	94	(361)	63
Accounts payable	107	623	(1,085)
Other payables and accruals	(1,360)	2,148	2,499
Income tax payable	—	2	24
Deferred revenues	(1,079)	(1,320)	(374)
Due to related parties	3,307	711	346

Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759

Cash flow from investing activities
Payments for purchase of property and equipment	(4,451)	(4,790)	(9,175)
Proceeds from disposal of property and equipment	32	—	—
Payments for purchase of intangible assets	—	—	(1,663)
Payment for investment under cost method	—	—	(1,494)
Net cash (used in)/acquired from acquisition of subsidiaries	(998)	3,721	(14,884)
Cash disposed with spin-off	—	(1,689)	—
Receipt from settlement of loans to related parties	482	—	—
Payments for investment in available-for-sale securities	—	—	(118,883)

Net cash used in investing activities	(4,935)	(2,758)	(146,099)

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from financing activities
Repayment of short-term bank loan	(3,615)	—	—
Restricted cash	4,030	—	—
Advances from/(repayment to) related parties	10,559	(1,027)	—
Issue of ordinary shares, net of expenses	—	—	169,024

Net cash provided by/(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684
Cash and cash equivalents, beginning of year	5,320	6,752	22,636
Foreign currency translation	(43)	—	—

Cash and cash equivalents, end of year	6,752	22,636	79,320

Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(12)	(22)	(9)
Interest received from bank deposit and available-for-sale securities	27	74	3,985
Non-cash activities:
Property and equipment transferred from TOM Group	205	—	7
Property and equipment transferred to subsidiaries of TOM Group	—	292	—
Contribution from shareholders	166	1,157	—
Issuance of shares as initial purchase consideration for acquisition of Puccini Group	—	—	18,500
Outstanding payments for listing expenses	—	15,000	803

The accompanying notes are an integral part of the consolidated financial statements.

TOM Online Inc.     •    Annual Report 2004

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS

TOM Online Inc. (the “Company”), a subsidiary of TOM Group Limited (“TOM Group”, formerly TOM.COM LIMITED), was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability. On March 10, 2004 and March 11, 2004, the Company became listed on the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”) in the United States and the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the “GEM”) in Hong Kong, respectively.

On November 19, 2003, the Company, through a subsidiary, acquired 100% equity interest of Puccini International Limited (“Puccini”). Puccini provides wireless internet services in China through a variable interest entity. Puccini and its controlled entities (“Puccini Group”) were included in these consolidated financial statements from November 19, 2003.

On August 11, 2004, the Company, through a subsidiary, acquired 100% equity interest of Treasure Base Investments Limited (“Treasure Base”). Treasure Base provides wireless internet services in China through a variable interest entity. Treasure Base and its controlled entities (“Treasure Base Group”) were included in these consolidated financial statements from August 11, 2004.

On November 19, 2004, the Company, through a subsidiary, acquired 100% equity interest of Whole Win Investments Limited (“Whole Win”). Whole Win provides wireless internet services in China through a variable interest entity. Whole Win and its controlled entities (“Whole Win Group”) were included in these consolidated financial statements from November 19, 2004.

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), ring-back tones and Interactive Voice Response (“IVR”) services and online advertising services in China.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Details of the Company’s principal subsidiaries and variable interest entities as at December 31, 2004 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held
Beijing Super Channel Network Limited	China, limited liability company	Development of software information system, computer network and website products in China	Registered capital US$13,000,000	100%

Beijing Lahiji Technology Development Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$140,000	100%

Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”)	China, limited liability company	Provision of Internet content services and telecom value-added services in China	Registered capital RMB11,000,000	100%

Puccini International Limited	Cayman Islands, limited liability company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, limited liability company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji Network Technology Company Limited (“Wu Ji Network”)	China, limited liability company	Provision of IVR services in China	Registered capital RMB10,000,000	100%

Treasure Base Investments Limited	British Virgin Islands, limited liability company	Investment holding in China	100 ordinary shares of US$1 each	100%

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held
Ceng Dong Yi (Beijing) Technology Company Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Beijing LingXun Interactive Science Technology and Development Company Limited (“LingXun”)	China, limited liability company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Whole Win Investments Limited	British Virgin Islands, limited liability company	Investment holding in China	1 ordinary share of US$1	100%

Heng Dong Wei Xin (Beijing) Technology Company Limited	China, limited liability company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Startone (Beijing) Information Technology Company Limited (“Startone”)	China, limited liability company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Beijing GreaTom United Technology Company Limited (“GreaTom”)	China, limited liability company	Development of operating platform for broadband Internet value-added services in China	Registered capital RMB25,000,000	90%

Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”)	China, limited liability company	Operates 163.net and e-mail service provider in China	Registered capital RMB23,000,000	100%

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2004, which in the opinion of the directors of the Company, principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

Notes to Consolidated Financial Statements

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention, except for available-for-sale securities which are stated at fair value.

3.	USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4.	VARIABLE INTEREST ENTITIES

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless internet services and internet content services, the Group conducts substantially all of its operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. Each of the five entities is legally owned by certain citizens of China (the “Registered Shareholders”).

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone (collectively “our Variable Interest Entities”) are responsible for operating the Group’s website and have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Registered Shareholders of our Variable Interest Entities are required under their contractual arrangements with the Group to transfer their interests in our Variable Interest Entities to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$6,982,000, US$6,886,000 and US$7,968,000 as of December 31, 2002, 2003 and 2004, respectively, to the Registered Shareholders to finance their investments in our Variable Interest Entities. The direct equity interest in these five entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these five entities to the Group.

Notes to Consolidated Financial Statements

4.	VARIABLE INTEREST ENTITIES (continued)

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, which was further revised in December 2003. FIN46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires the variable interest entities to be consolidated by their respective primary beneficiaries if the entities do not effectively disperse risks among the parties involved. According to the requirements of FIN 46 and the revised version of FIN 46 (“FIN 46R”), the Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Group has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

5.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Accounts receivable, net

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance.

(d)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e)	Available-for-sale securities

Investments in available-for-sale securities are stated at fair values, with unrealized gains or losses, net of tax, recorded directly into equity as other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expenses) in the consolidated statement of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value below the amortized cost basis of an available-for-sale security is other-than-temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

(f)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and provision for impairment, if any.

Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that property and equipment have no significant residual value. The estimated useful lives are as follows:

Computer hardware and software	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Property and equipment, net (continued)

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statement of operations for the difference between the fair value and the carrying value of the assets.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

(g)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

(h)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, developed technology, subscriber list, trademarks, brand names, customer bases, non-competition agreements and operating licenses arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangibles are amortized over their estimated useful lives of three months to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net discounted cash flows resulting from its use and/or disposal. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net discounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flow analysis.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(j)	Revenue recognition

The Group derives revenues from provision of wireless internet services, advertising, commercial enterprise solutions and internet access. The Group recognizes its revenues net of related business taxes and value-added taxes.

Wireless internet services

Wireless internet services revenues are derived principally from providing mobile phone users with SMS, MMS, WAP, IVR and ring-back tones services. These include news subscriptions, sports information, mobile e-mail, dating service, picture download, wallpaper, mobile phone games, ring tones, logo downloads, chat rooms and access to music files.

Wireless internet services are billed on a per message or on monthly subscription basis, and the content channel subscription services are billed on a monthly basis. These services are delivered to the Group’s customers through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain portal content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the user and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(j)	Revenue recognition (continued)

Advertising

The Group derives its advertising services revenues from (i) placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China and (ii) offline advertisements.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. We engaged in very few advertising barter transactions in 2002, 2003 and 2004 and no revenues or costs were recorded.

Offline advertising revenues are related to services provided under advertising contracts that are for a fixed period of time, generally less than one year. Revenues are recognized over the period the advertisement is displayed, provided no significant obligations remain. No offline advertising revenue has been recognized after September 26, 2003, when offline advertising business was transferred to TOM Group upon the Reorganization.

Commercial enterprise solutions

Commercial enterprise solutions revenues are principally derived from provision of integrated enterprise solutions and resale of computer equipment. Integrated enterprise solutions include design and implementation of pricing and management systems and purchasing and installation of computer hardware and software. The contracts are accounted for as one unit of accounting as the criteria for separation are not met, and revenue for billed amounts is recognized when customer’s acceptance is obtained provided that no significant obligations remain. For amounts billed after acceptance, revenue is recognized upon cash receipt due to uncertainty of collectibility.

Internet access

Internet access revenues are derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sold cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards are sold separately, revenue is recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards are sold together, the Group recognizes revenue to the extent of costs incurred from the service providers during that period and the remaining revenue is recognized upon expiration of the cards. The Group has stopped selling the cards since the fourth quarter of 2002.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Cost of revenues

Costs of services

Costs of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators, costs of direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, Internet access fees, royalty payments, content fees, depreciation, portal content production and wireless internet services staff costs, website and platform maintenance costs and other production costs.

Cost of goods sold

Costs of good sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

(l)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes, if criteria under SOP 98-1 are met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expense as incurred.

We have not capitalized any product development expenses as the criteria for capitalization are not met.

(m)	Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

Pro forma disclosure required under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) is disclosed in note 28.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(n)	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(o)	Advertising expense

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$1,411,000, US$2,013,000 and US$5,778,000 during the years ended December 31, 2002, 2003 and 2004, respectively.

(p)	Minority interests

Minority interests represent the proportionate equity interests of minority shareholders in the Group’s consolidated entities which are not wholly-owned. There are no minority interests in the Group’s variable interest entities.

(q)	(Loss)/earnings per ordinary share (“EPS”) and per American Depositary Shares (“ADS”)

Basic EPS is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net (loss)/income attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options (using the treasure stock method) and contingently issuable shares in relation to business acquisition.

(Loss)/earnings per ADS is computed by multiplying the EPS by 80, which is the number of shares represented by each ADS.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(r)	Translation of foreign currencies

The functional currency of the Group is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Exchange differences are included in the Consolidated Statements of Operations.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive losses in the shareholders’ equity.

(s)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in four principal business segments.

(t)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive losses of the Group represent the cumulative foreign currency translation adjustment and unrealized losses on investments in available-for-sale securities.

(u)	Recent accounting pronouncements

In November 2004, the FASB issued SFAS 151 (“SFAS 151”) “Inventory Costs”, as an amendment of ARB No. 43, Chapter 4 “Inventory Pricing”. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred after June 15, 2005 but earlier application is permitted from the date of issue of this statement. The Company currently does not expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

Notes to Consolidated Financial Statements

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Recent accounting pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153 (“SFAS 153”) “Exchanges of Non-monetary Assets”, an amendment of APB Opinion No. 29. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement should be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 but early application is allowed. The Company currently does not expect the application of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, SFAS No. 123 (“SFAS 123 Revised 2004”) “Share-Based Payment” was issued by the FASB. This statement replaces SFAS No. 123 and requires that the cost resulting from all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments to be recognized in the financial statements. This statement is effective for periods beginning after June 15, 2005, for public entities that do not file as small business issuers. The Company is in the process of assessing the impact of application of SFAS 123 Revised 2004.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS

(a)	Acquisition of Puccini Group

Effective November 19, 2003, the Group acquired 100% equity interest of Puccini Group from Cranwood Company Limited (“Cranwood”), a 24.5% shareholder of TOM Group, and an initial management shareholder of the Company immediately following the completion of the Company’s global offering, for a total consideration of US$132,094,000. Through a series of contractual arrangements, Puccini is the primary beneficiary of a wireless internet services company, namely Wu Ji Network. Wu Ji Network is a domestic limited liability company incorporated in China on July 31, 2002 and is principally engaged in the provision of wireless IVR services to customers in China. The acquisition helps the Group to grow its IVR business in China.

The purchase consideration comprised of the following:

•	an initial consideration consisting of (i) a nominal consideration of US$1 at the time of completion and (ii) a sum of US$18,500,000 satisfied through issuance of the Company’s shares at the initial public offering price, which was placed with an escrow agent and allotted to Cranwood after the audited consolidated net profit of 2004 of Puccini Group became available; and

•	an earn-out consideration that is equal to the excess over the initial consideration of an amount equal to 7.7 times Puccini’s 2004 audited consolidated net profit as such profit exceeds the amount equal to 1.2 times the greater of Puccini’s 2003 audited consolidated net profit and RMB40,000,000 (equivalent to US$4,832,000) pursuant to the sale and purchase agreement.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Wu Ji Network have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2003.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Puccini Group (continued)

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	4,129
Other current assets	273
Property and equipment, net	416
Other non-current assets	41
Intangibles	5,040
Goodwill	125,412
Liabilities assumed	(2,551)

132,760

Professional costs	(666)
Initial consideration paid by shares	(18,500)
Earn-out consideration payable	(113,594)

(132,760)

The excess of the acquisition cost (comprising the purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of one year.

The payment of the consideration to Cranwood is structured in the way that half of the total consideration is to be paid in cash and the remaining balance is to be satisfied by the issue of the Company’s shares. Accordingly, the earn-out consideration payable amounting to US$113,594,000 as at December 31, 2004 is to be settled in the first half of 2005 in the form of a cash payment of US$66,047,000 and issue of our ordinary shares worth US$47,547,000 at an issue price equal to the average closing price of the Company’s shares on GEM for the 30 trading days immediately prior to the date in 2005 that we agree on the amount of Puccini’s 2004 audited consolidated net profit with Cranwood. Subject to regulatory requirements, Cranwood has agreed to provide us, upon request, within 10 business days following the payment of the earn-out consideration, an unsecured, 12-month loan at an interest rate of 0.5% over London Inter-Bank Offered Rate in the amount of half of the cash earn-out consideration actually received by Cranwood.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group

Effective August 11, 2004, the Group acquired 100% equity interest of Treasure Base Group from Monit Holdings Corporation, Aosta Holdings Corporation, and Windstorm Limited, for a maximum consideration of RMB550,000,000 (equivalent to US$66,420,000). Through a series of contractual arrangements, Treasure Base is the primary beneficiary of a wireless internet services company, namely LingXun. LingXun is a domestic limited liability company incorporated in China in September, 2002, and is principally engaged in the provision of wireless internet services to customers in China. The acquisition helps the Group to grow its wireless internet services business in China.

The purchase consideration, to be paid fully in cash, comprised of the following:

•	an initial consideration, amounts to US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration that is equal to, in the event that the amount of Treasure Base’s 2005 audited combined after-tax profit is (i) less than RMB40,000,000 (equivalent to US$4,820,000), an amount equal to 2005 audited combined after-tax profit; or (ii) equal to or more than RMB40,000,000 (equivalent to US$4,820,000) but less than (or equal to) RMB75,000,000 (equivalent to US$9,040,000), an amount equal to 1.5 times the amount of the 2005 audited combined after-tax profit; or (iii) more than RMB75,000,000 (equivalent to US$9,040,000), an amount equal to 1.75 times the amount of the 2005 audited combined after-tax profit.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of LingXun have been included in the Group’s consolidated financial statements from the acquisition date of August 11, 2004.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group (continued)

The allocation of the initial consideration is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Initial goodwill	26,847
Current liabilities	(1,700)

33,293

Professional cost	(259)
Initial consideration paid	(18,077)
Initial consideration payable	(14,957)

(33,293)

The excess of the acquisition cost (comprising the initial consideration and the professional cost) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

Pursuant to the SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of Treasure Base for the year ending December 31, 2005 is available. Accordingly, the contingent consideration has not been reflected in the consolidated financial statements of the Group as at December 31, 2004.

A consideration prepayment of US$18,077,000 was made in 2004, and the remaining balance of initial consideration is payable before the end of April, 2005.

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group from Key Result Holdings Limited (“Key Results”), for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December, 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helps the Group to grow its WAP business in China.

The purchase consideration comprised of the following:

•	an initial consideration of US$2,169,000 in cash, which was paid in December, 2004;

•	an earn-out consideration that is equal to the excess over the initial consideration of an amount equal to 6.5 times Whole Win’s 2004 audited consolidated net profit.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Startone have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2004.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	107
Other current assets	936
Property and Equipment, net	30
Intangibles	221
Goodwill	6,021
Current liabilities	(26)

7,289

Professional cost	(58)
Initial consideration paid	(2,169)
Consideration payable	(5,062)

(7,289)

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group (continued)

The excess of the acquisition cost (comprising purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

All payments of the consideration to Key Results are to be settled in cash. The earn-out consideration payable amounted to US$5,062,000 as at December 31, 2004.

(d)	Unaudited pro forma consolidated financial information

Disclosure for the year ended December 31, 2003

The following unaudited pro forma consolidated financial information for the years ended December 31, 2002 and 2003, as presented below, reflects the results of operations of the Group in relation to the acquisition of Puccini Group as if the acquisition of the Puccini Group had occurred on July 31, 2002 (the date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on July 31, 2002 (date of incorporation of Wu Ji Network) and January 1, 2003 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2002	2003
	(unaudited and in thousands of U.S. dollars)
Revenues	29,990	83,897
Operating (loss)/income	(10,425)	19,573
Net (loss)/income attributable to shareholders	(10,460)	19,007
(Loss)/earnings per ordinary share – basic (cents)	(0.37)	0.68
(Loss)/earnings per ADS – basic (cents)	(29.9)	54.3

Notes to Consolidated Financial Statements

6.	BUSINESS COMBINATIONS (continued)

(d)	Unaudited pro forma consolidated financial information (continued)

Disclosure for the year ended December 31, 2004

The following unaudited pro forma consolidated financial information for the year ended December 31, 2003 and 2004, as presented below, reflects the results of operations of the Company assuming the acquisitions of Treasure Base Group and Whole Win Group occurred on January 1, 2003 and 2004 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2003 and 2004 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2003	2004
	(unaudited and in thousands of U.S. dollars)
Revenues	86,344	133,210
Operating income	22,896	36,453
Net income attributable to shareholders	22,583	39,286
Earnings per ordinary share – basic (cents)	0.81	1.09
Earnings per ordinary share – diluted (cents)	N/A	0.99
Earnings per ADS – basic (cents)	64.5	87.1
Earnings per ADS – diluted (cents)	N/A	79.2

Notes to Consolidated Financial Statements

7.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers that individually represent greater than 10% of the total revenues for the years ended December 31, 2003 and 2004.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless internet services revenues of the Group for the years ended December 31, 2003 and 2004, are derived from co-operative arrangements with China Mobile and China Unicom (the “mobile telecommunication operators”). The mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless internet services business might be adversely affected.

Revenues earned from customers through the mobile telecommunication operators for the years ended December 31, 2003 and 2004 were US$55,843,000, representing 72% of total revenues of the Group, and US$111,900,000, representing 91% of total revenues of the Group, respectively.

Amounts due from the mobile telecommunication operators as of December 31, 2003 and 2004, were US$8,250,000, representing 56% of net accounts receivable, and US$21,990,000, representing 83% of net accounts receivable, respectively.

(c)	Credit risk

The Group focuses on key customers both for advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses. In addition, the mobile telecommunication operators bear the credit risk related to the end customers of wireless internet services.

Notes to Consolidated Financial Statements

7.	CONCENTRATION AND RISKS (continued)

(d)	Chinese market macro-economic and regulatory risks and uncertainties

The Chinese market in which the Group operates has certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to operate its business, and to conduct wireless internet services, online advertising, commercial enterprise solutions and internet access services in China. Although China, since 1978, implemented a wide range of market oriented economic reforms, continued reforms and progress towards a full-market-oriented economy are uncertain. In addition, the telecommunication, information and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in China could be subject to restrictions that could result in severe limits to the Group’s ability to conduct business in China.

(e)	Other risks

The Group’s sales, purchases and expense transactions are generally denominated in Renminbi and a significant portion of the Group’s assets and liabilities is denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than Renminbi by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

8.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Accounts receivable, gross	17,109	29,533
Provision for doubtful accounts receivable	(2,420)	(3,164)

Accounts receivable, net	14,689	26,369

Notes to Consolidated Financial Statements

8.	ACCOUNTS RECEIVABLE, NET (continued)

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Current	6,635	10,302
31-60 days	4,744	5,893
61-90 days	1,157	5,091
Over 90 days	2,153	5,083

Total	14,689	26,369

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless internet revenues are collected from the mobile telecommunication operators in arrears.

Movement of allowance for doubtful accounts receivable for the years ended December 31, 2003 and 2004 are as below:

	2003	2004
	(in thousands of U.S. dollars)
Balance at January 1	(1,228)	(2,420)
Charged to expenses	(1,487)	(761)
Write-off of receivable balances and corresponding provisions	295	17

Balance at December 31	(2,420)	(3,164)

Notes to Consolidated Financial Statements

9.	DEFERRED COSTS

In connection with the listing of the Company, the Group had incurred professional fees of US$25,589,000 which have been deducted from our IPO proceeds during the year ended December 31, 2004.

10.	PREPAYMENTS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Prepayment for contents	118	2,165
Portal facility prepayment	246	181
Fixed asset purchase prepayment	241	262
Tax prepayment	—	439
Others	800	1,069

Total	1,405	4,116

11.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Rental deposits	97	277
Advances to staff	401	572
Interest receivable	—	1,348
Others	437	146

Total	935	2,343

Notes to Consolidated Financial Statements

12.	DUE FROM/TO RELATED PARTIES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Due from:
Fellow subsidiaries	123	155
Related companies	1	4

Total	124	159

Due to:
Parent company	18,960	19,456
Fellow subsidiaries	1,023	874
Related companies	—	1

Total	19,983	20,331

The balances due from fellow subsidiaries and related companies are unsecured, non-interest bearing and have no fixed terms of repayment.

The balance due to our parent company is unsecured and is repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate since January 1, 2004, before which the balance due to our parent company was unsecured and non-interest bearing. However, estimated imputed interest charges on balance due to parent company were calculated using the weighted average interest rate of 2.28% and 1.59% for the years ended December 31, 2002 and 2003 respectively and were capitalized as paid-in capital.

During the years ended December 31, 2002, 2003 and 2004, interest charges on balance due to our parent company amounted to US$435,000, US$394,000, and US$428,000 respectively.

Notes to Consolidated Financial Statements

13.	INTANGIBLES, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Non-compete agreement	100	—
Domain names	660	660
Trademark	263	263
Customer base	947	692
Backlog	28	28
Software	139	1,376
Licenses	96	1,044
Partnership contract	4,364	—

	6,597	4,063
Less: Accumulated amortization	(899)	(762)
Less: Provision for impairment*	(1,287)	(1,594)

Net book value	4,411	1,707

*  Based on the assessment for the year ended December 31, 2004, the Group recorded a provision on the remaining carrying value of US$307,000 for impairment of certain identifiable intangibles associated with the license right of Karma Online, an online game which was promoted in the China market in 2004. The above provision for impairment was recorded as Karma Online did not succeed in its commercial launch in China.

During the year ended December 31, 2002, 2003 and 2004, the amortization expense of the Group amounted to US$88,000, US$629,000 and US$5,614,000, respectively.

During the year ended December 31, 2004, the company wrote off its intangible assets totalling US$5,750,000 on partnership contract, customer base, licences and non-compete agreement, together with the corresponding accumulated amortization of the same amount as such intangible assets were fully amortized.

Notes to Consolidated Financial Statements

14.	AVAILABLE-FOR-SALE SECURITIES

In April 2004, the Company purchased a portfolio of debt securities for a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum.

The Company’s investment in marketable debt securities is classified as available-for-sale securities. The aggregate fair value of the marketable debt securities was US$116,471,000 as of December 31, 2004. For the year ended December 31, 2004, the Company recorded US$615,000 of unrealized losses on its marketable debt securities in other comprehensive losses and US$2,960,000 of interest income in the consolidated statements of operations.

15.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Great Wall”) for a consideration of US$1,494,000. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2004, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

Within 12 months after signing the share subscription agreement, the Company also has an option to exercise warrants to subscribe for 1,387,618 preferred shares at US$1.50 each. If the warrants are exercised, the Company’s ownership stake will increase to 20.55% on a fully diluted basis. At the end of 2004, in the view of management, the warrants’ fair value was zero as the fair value of the underlying security was lower than the exercise price of the warrant and therefore no decision has been made to exercise them.

Notes to Consolidated Financial Statements

16.	PROPERTY AND EQUIPMENT, NET (continued)

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Computer hardware and software	15,845	23,463
Furniture and office equipment	491	784
Motor vehicles	68	279
Leasehold improvements	799	1,589

	17,203	26,115
Less: Accumulated depreciation	(7,646)	(11,725)
Less: Provision for impairment (#)	(2,463)	(2,463)

Net book value	7,094	11,927

(#)	For the year ended December 31, 2001, we recognized impairment charges of US$2,960,000 mainly to write off certain computer hardware and software equipment owned by Shenzhen Freenet due to the overall decline in industry growth rates and negative industry and economic trends. In 2003, the provision balance decreased to US$2,463,000 due to the disposal of certain equipment.

During the years ended December 31, 2002, 2003 and 2004, the depreciation charges of the Group amounted to US$1,865,000, US$3,016,000 and US$4,544,000, respectively.

Notes to Consolidated Financial Statements

17.	GOODWILL, NET

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Cost:
Beginning of year	59,241	43,576
Goodwill arising from acquisitions*	214	158,280
Goodwill of non-core Internet business entities	(15,879)	—

End of year	43,576	201,856
Accumulated amortization and provision for impairment:

Beginning of the year	59,241	43,362
Accumulated amortization and provision for impairment of non-core Internet business entities(#)	(15,879)	—

End of year	43,362	43,362

Net book value:
End of year	214	158,494

Beginning of year	—	214

*	Goodwill of US$158,280,000 as at December 31, 2004 includes US$125,412,000 arising from the acquisition of Puccini Group, US$26,847,000 arising from the acquisition of Treasure Base Group, and US$6,021,000 arsing from the acquisition of Whole Win Group, as discussed in note 6 “Business Combinations”.
(#)	During the year ended December 31, 2003, goodwill of US$15,879,000 related to non-core Internet business units were written off together with the corresponding accumulated amortization and provision for impairment of the same amount as these non-core Internet business units were carved out upon the Reorganisation.

For the year end December 31, 2004, the management determined that there was no impairment of goodwill based on a valuation performed by an independent valuer. The valuation was prepared by the valuer using the market value approach with comparisons to selected publicly traded companies operating in the same industry.

Notes to Consolidated Financial Statements

18.	ACCOUNTS PAYABLE

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Current	1,489	901
31 - 60 days	35	138
61 - 90 days	301	270
Over 90 days	1,416	1,469

Total	3,241	2,778

19.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	587	721
Advertising expenses payable	693	836
Rental and other lease charges accruals	131	161
Internet access charges and other direct costs accruals	333	2,494
Business tax and other levies payable	1,856	2,678
Advances received from customers	505	1,106
Listing expense accruals	14,412	803
Donation	1,842	—
Professional fees on acquisitions	768	358
Others	1,068	1,677

Total	22,195	10,834

Notes to Consolidated Financial Statements

20.	CONSIDERATION PAYABLES

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Acquisition of Puccini Group	6,580	113,594
Acquisition of Treasure Base Group	—	14,957
Acquisition of Whole Win Group	—	5,062

Total	6,580	133,613

Consideration payables as at December 31, 2004 arose from the acquisitions of Puccini Group, Treasure Base Group and Whole Win Group, as discussed in note 6 “Business Combinations”.

21.	SHARE CAPITAL

Company – Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2003 and 2004	10,000,000,000	12,821

Notes to Consolidated Financial Statements

21.	SHARE CAPITAL (continued)

Company – Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2003	2,800,000,000	3,590
Issuance of shares pursuant to IPO	1,000,000,000	1,282
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123

As at December 31, 2004	3,896,200,000	4,995

As at December 31, 2003, the Company had an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$5,128,000.

Subsequent to December 31, 2003, the Company underwent a capital reorganization, with the effect of reducing issued share capital from US$5,128,000 to US$3,590,000 through repurchasing 1,300,000,000 ordinary shares and allotting 100,000,000 ordinary shares at the same consideration of US$9,750,000. The share capital of the Company has been retroactively restated for the effect of the capital reorganization from the beginning of the earliest period presented.

In March 2004, the Company issued 1,000,000,000 ordinary shares under the global offering. In addition to the ordinary shares issued under the global offering, 96,200,000 ordinary shares were issued at the initial public offering price, held in escrow and allotted to Cranwood by the Company to satisfy part of the initial consideration for the acquisition of Puccini Group. These shares have a par value of US$0.001282 or HK$0.01 each and the initial public offering price was US$0.19 or HK$1.50 per offer share.

Notes to Consolidated Financial Statements

22.	CHINA CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was US$434,000, US$527,000 and US$1,121,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The Group is required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The contributions for the years ended December 31, 2002, 2003 and 2004 amounted to US$212,000, US$515,000 and US$1,045,000 respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

(b)	Statutory Reserves

Certain subsidiaries and variable interest entities of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

During the year ended December 31, 2002, one legal entity appropriated US$395,000 and US$198,000 respectively to statutory surplus reserve and statutory public welfare fund, on the after-tax net income determined in accordance with the PRC GAAP. An additional US$959,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations.

During the year ended December 31, 2003, there was no profit appropriation to statutory reserve funds.

During the year ended December 31, 2004, the same legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations.

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS

		Year ended December 31,
	Note	2002	2003	2004
		(in thousands of U.S. dollars)
Advertising and commercial enterprise solutions revenues earned from:	(a)
– subsidiaries of TOM Group	(b)	140	132	51
– minority shareholders of a subsidiary		273	510	—
– related companies of minority shareholders of a subsidiary		712	1,972	—
– a shareholder of TOM Group		144	—	—

Office rental expenses charged by:
– a related company of a shareholder of TOM Group	(c)	463	732	1,487

Commercial enterprise solutions and Internet access expenses charged by:	(d)
– subsidiaries of TOM Group		12	—	82
– minority shareholders of a subsidiary		1,631	85	—
– related companies of minority shareholders of a subsidiary		853	—	—

Property and equipment purchased from:	(e)
– a shareholder of TOM Group		26	—	—
– TOM Group		205	—	—

Property and equipment transferred to subsidiaries of TOM Group	(f)	—	292	—

Recharge to TOM Group and its subsidiaries of operating expenses incurred on their behalf		1,250	1,686	365

Interest expenses charged by TOM Group	(g)	435	394	428

Corporate expenses recharged by TOM Group or its subsidiaries:	(h)	729	923	805

Purchase of furniture and equipment on behalf of a related company controlled by a shareholder of TOM Group	(i)	138	—	—

Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM Group	(j)	—	109	—

Cooperation services fee with a fellow subsidiary	(k)	—	73	—

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS (continued)

Notes:

(a)	As of December 31, 2002, 2003 and 2004, balances due from these related companies in respect of advertising and commercial enterprise solutions amounted to US$461,000, US$698,000 and US$705,000 respectively.

(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM.COM INTERNATIONAL LIMITED (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. During the year ended December 31, 2004, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned commercial enterprise solution revenue from a subsidiary of TOM Group amounted to US$51,000.

(c)	The office premises were leased to the Group at market rates. The term of three of the lease agreements is for three years commencing June 15, 2003 and one lease agreement is from January 1, 2004 to August 14, 2006.

(d)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group. This agreement will be effective until December 31, 2006. During the year ended December 31, 2004, the Group recorded such Media Services fee equal to US$21,000. As of December 31, 2002, 2003 and 2004, balances due to these related companies in respect of Media Services, commercial enterprise solutions and Internet access charges amounted to US$829,000, $Nil and US$23,000 respectively.

(e)	As of December 31, 2002, 2003 and 2004, balances due to these related companies in respect of the purchase of property and equipment amounted to US$915,000, US$915,000 and $Nil.

(f)	Property and equipment were transferred to certain subsidiaries of TOM Group at their net book values. As of December 31, 2004, balance due from these related companies in respect of the transfer of property and equipment was Nil.

Notes to Consolidated Financial Statements

23.	RELATED PARTY TRANSACTIONS (continued)

Notes: (continued)

(g)	The amount for the years ended December 31, 2002 and 2003 represented estimated imputed loan interests charge on advances from TOM Group and its subsidiaries to the Group. Respective interest expenses have been capitalized as paid-in capital for the years ended December 31, 2002 and 2003. On September 21, 2003, the Group entered into loan agreements with TOM Group, under which TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans are interest bearing at the market rate of 1.65% per annum over the Hong Kong Dollar Interbank Offer Rates. These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The loan interest for year 2004 amounted to US$428,000.

(h)	For the year ended December 31, 2002 and for the period from January 1, 2003 to September 26, 2003, the date when the Reorganization was completed, certain corporate expenses were recharged by TOM Group to the Group. The consolidated financial statements included allocations of certain TOM Group corporate employee compensation costs, general, administrative and other expenses. For those expenses for which a specific identification method was not practicable, the allocation was primarily based on the percentage of the Group’s total assets to those of TOM Group. The Group believes that this allocation methodology is reasonable. As part of the Reorganization, the Company and TOM Group entered into an administrative services agreement on September 26, 2003, which became effective from the Company’s Listing Date, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology supporting services and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis and in any event, the parties agree that the fee payable will not be more than HK$5,000,000 (US$641,000) on an annual basis. For the year ended December 31, 2004, the Group recorded such administrative service fee equal to HK$5,000,000 (US$641,000) and miscellaneous expenses to be reimbursed to TOM Group amounting to US$164,000.

(i)	As of December 31, 2002, 2003 and 2004, balance due from this related company in respect of the furniture and equipment purchased on its behalf amounted to US$138,000, Nil and Nil.

(j)	During the year ended December 31, 2003 the Group entered into two agreements with a third-party advertising company for promotional services from January 11, 2003 to June 30, 2003. Subsequent to the signing of these agreements, the Group entered another agreement with the advertising company and this related company, whereby this related company has agreed to bear all the risk and rewards associated with the two previously signed advertising agreements.

(k)	Beijing Lei Ting signed a cooperation agreement with Shanghai Maya Online Broadband Network Company Limited (“Shanghai Maya”), which is 50% owned by our parent company, whereby Shanghai Maya permitted the Group to use certain contents from its database, and in return, the Group agreed to pay a fixed fee of US$73,000 plus a 50% share on the net profit in respect of wireless value-added services generated from the contents provided. Management considers that this transaction is non-recurring in nature. As of December 31, 2004, balance due to this related company amounted to US$73,000.

(l)	The Group had extended loans of US$6,982,000, US$6,886,000 and US$7,968,000 as of December 31, 2002, 2003 and 2004, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities.

Notes to Consolidated Financial Statements

24.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2002, 2003 and 2004.

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2002	2003	2004
EIT statutory rate	(33)%	33%	33%
Effect of tax holiday	(25)%	(18)%	(21)%
Permanent book-tax differences:
– Staff costs and welfare	4%	4%	2%
– Administrative expenses	7%	2%	3%
– Advertising expenses	3%	2%	—
– Interest expense	1%	1%	—
– Provision for impairment and amortization of goodwill and other intangibles	8%	—	1%
– Donation	—	—	2%
– Others	3%	(1)%	(2)%
Change in valuation allowance	32%	(24)%	(18)%

Effective EIT rate	—	(1)%	—

Notes to Consolidated Financial Statements

24.	INCOME TAXES (continued)

China (continued)

As of December 31, 2002, 2003 and 2004, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Loss carry-forwards	10,533	3,993	1,797
Depreciation	542	666	858
Provision for impairment of intangibles	442	—	23
Allowance for doubtful accounts	237	331	285
Provision for impairment of property and equipment	566	114	114
Others	167	282	729
Valuation allowance	(12,487)	(5,112)	(3,458)

Net deferred tax assets	—	274	348

Subject to the approval of the relevant tax authorities, the Group had loss carry-forwards of US$6,232,000 as of December 31, 2004. US$345,000, US$1,306,000, US$2,606,000 and US$1,975,000 of these loss carry-forwards will expire in 2006, 2007, 2008 and 2009, respectively.

As of December 31, 2002, 2003 and 2004, valuation allowances of US$12,487,000, US$5,112,000 and US$3,458,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. There is no assurance that the Group will be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The net deferred tax assets of US$348,000 as of December 31, 2004 arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

Notes to Consolidated Financial Statements

25.	(LOSS)/EARNINGS PER ORDINARY SHARE AND (LOSS)/EARNINGS PER ADS

The following table sets forth the computation of basic and diluted (loss)/earnings per ordinary share for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(in thousand of U.S. dollars except number of shares)
Numerator:
Net (loss)/income attributable to ordinary shareholders	(8,354)	19,572	33,908

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	2,800,000,000	3,608,743,169
Dilutive effect of contingently issuable shares in relation to settlement of considerations for acquisitions	—	—	358,815,780

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	2,800,000,000	3,967,558,949

(Loss)/earnings per ordinary share, basic (cents)	(0.30)	0.70	0.94

Earnings per ordinary share, diluted (cents)	N/A	N/A	0.85

(Loss)/earnings per ADS, basic (cents)	(23.8)	55.9	75.2

Earnings per ADS, diluted (cents)	N/A	N/A	68.4

Stock options for a total of nil, nil and 280,000,000 ordinary shares in 2002, 2003 and 2004, respectively, were excluded from the computation of diluted earnings/(loss) per share because (i) the exercise prices of the options were greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

Notes to Consolidated Financial Statements

26.	DIVIDENDS

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for years ended December 31, 2002, 2003 and 2004.

27.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

28.	SHARE OPTION PLANS

The Group’s stock based compensation plans include four share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and share option scheme of TOM Group (“TOM Group Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

(a)	TOM Group Pre-IPO Share Option Plan

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of TOM Group. Each option is exercisable as determined by the board and has a maximum term of ten years from February 11, 2000. In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM Group granted 9,080,000 options to an executive director of the Company on February 11, 2000. Stock-based compensation charge incurred by TOM Group for this executive director of the Company was allocated to the Company primarily based on the Group’s total assets to those of TOM Group.

Following the listing of the shares of TOM Group on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

(b)	TOM Group Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance of 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirement of the GEM Listing Rules.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(b)	TOM Group Share Option Scheme (continued)

Under the TOM Group Share Option Scheme, share options may be granted, at the discretion of the board of directors of TOM Group, to employees or directors of TOM Group, or of any company in which TOM Group owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM Group on the date of grant;

(ii)	the average closing price of the shares of TOM Group for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of one share of TOM Group.

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. Vesting periods generally range from 1 year to 7 years.

During the year ended December 31, 2000, TOM Group extended the vesting period of certain option grants by a period of up to 7 years. As a result of this modification, a new measurement date was created for accounting purposes under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”). However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the modification. As of December 31, 2002, 2003 and 2004, TOM Group had reserved 2,978,000, 2,566,000 and 1,920,000 shares, respectively, under these modified options.

During the year ended December 31, 2000, TOM Group also granted options to certain employees subject to specific conditions, including the performance of the share price of TOM Group, and the achievement of various individual milestones. Since the terms of the grant prevent the determination of the number of shares that may be acquired by the employee at the date of the award, these awards have been accounted as variable awards in accordance with APB No. 25. As a result of the decline in the share price of TOM Group, the exercise price of these options has generally been in excess of the market value and therefore no compensation expense in accordance with APB No. 25 has been recorded. As of December 31, 2004, 24,818,000 options had been granted under this type of options and 5,426,000 options were outstanding.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(b)	TOM Group Share Option Scheme (continued)

During the years ended December 31, 2003 and 2004, TOM Group granted 7,698,000 and nil options, respectively, to selected employees. Among these awards 1,698,000 and nil options granted in 2003 and 2004, respectively, were subject to certain conditions, including cancellation of some of these grantees’ previously awarded options. Since the grants of new options are in the contemplation of cancelling old options which exercise prices are of higher value, the newly granted options were treated as replacement options and have been accounted as variable awards in accordance with FIN 44. However, no additional compensation expense was recognized under FIN 44 and APB No. 25 during the years ended December 31, 2003 and 2004, since the exercise prices of the replacement options concerned were in excess of the market value of the underlying shares at the end of each reporting period.

Total options granted to the executive directors of the Company and employees of the Group during 2002, 2003 and 2004 under TOM Group Share Option Scheme were 3,294,000, 7,698,000 and Nil options, respectively.

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board of directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally range from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under the The Company Pre-IPO Share Option Plan.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(d)	The Company Share Option Scheme

On February 12, 2004, the Company adopted The Company Share Option Scheme, pursuant to which the Company may grant, at the discretion of the board of directors of the Company, to officers, directors, employees and business associates options to subscribe for ordinary shares of the Company.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the ordinary shares of the Company on GEM on the date of grant;

(ii)	the average closing price of the ordinary shares of the Company for the five consecutive business days immediately preceding the date of grant; and

(iii)	the nominal value of one ordinary share of the Company.

The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from shareholders and parent Company’s shareholders for granting options beyond the 10% limit. Under GEM listing rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time.

As of December 31, 2004, the Company have not granted any options pursuant to this scheme. The scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the year ended December 31, 2002, 2003 and 2004 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Share Option Scheme

	Year ended December 31,
	2002		2003		2004
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	27,310,000	0.63	21,572,000	0.53	25,626,000	0.45
Granted	3,294,000	0.47	7,698,000	0.31	—	—
Cancelled	(9,032,000)	0.80	(3,644,000)	0.59	(1,502,000)	0.86

Outstanding at year end	21,572,000	0.53	25,626,000	0.45	24,124,000	0.44

Exercisable at year end	13,242,000	0.50	17,060,000	0.40	18,204,000	0.38

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options (continued)

The following is additional information relating to options outstanding as of December 31, 2004:

	Options outstanding as of December 31, 2004			Options exercisable as of December 31, 2004
Range of exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 – 0.38	16,778,000	6.79	0.27	12,778,000	6.17	0.26
0.39 – 0.77	6,040,000	5.59	0.69	5,426,000	5.60	0.68
1.16 – 1.54	1,306,000	5.22	1.45	—	—	—

	24,124,000			18,204,000

For the years ended December 31, 2002, 2003 and 2004, TOM Group has granted 20,000,000, 53,000,000 and nil share options and cancelled 24,216,000, nil and nil share options previously issued to the non-executive directors of the Company. As of December 31, 2002, 2003 and 2004, the outstanding and exercisable amount of share options were 25,138,000, 78,138,000 and 78,138,000 and 19,138,000, 45,138,000 and 56,138,000 respectively with the weighted average exercise prices of outstanding and exercisable share options of US$0.52, US$0.39 and US$0.39, and US$0.53, US$0.43 and US$0.41 respectively. The weighted average remaining contractual lives of outstanding and exercisable share options are 8.79, 9.15 and 8.13, 8.69, 8.67 and 7.88 years respectively.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Options (continued)

The Company Pre-IPO Share Option Plan

	Year ended December 31, 2004
	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—
Granted	280,000,000	0.19
Exercised	—	—
Cancelled	(17,574,960)	0.19

Outstanding at year end	262,425,040	0.19

Exercisable at year end	26,352,654	0.19

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures

The Group accounts for stock based compensation, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group records expense for employee share compensation plans equal to the excess of the market price of the underlying shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the stock based compensation issued to employees as of the date of grant is amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123 for awards granted under its share option plans.

The estimated weighted average grant date fair value, as defined by SFAS No. 123 was calculated using the Black-Scholes model. The Black -Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s share option plans. This model also requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2002	2003	2004
Risk free interest rate (%)	3.89 – 7.47	2.31 – 7.47	0.2 – 2.07
Expected life (years)	2 – 6	1 – 4	0.57 – 4.07
Expected dividend yield	0	0	0
Volatility (%)	82 – 119	70 – 119	64
Weighted average estimated grant date fair value (US$)	0.18 – 1.26	0.12 – 1.26	0.38 – 0.75

Notes to Consolidated Financial Statements

28.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures (continued)

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation, the effect on net (loss)/income would have been reduced and adjusted to the pro forma amounts as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (loss)/income as reported	(8,354)	19,572	33,908
Add: Share compensation cost as reported	—	—	—
Less: stock based employee compensation expense determined under fair value based method, net of tax	(780)	(482)	(8,578)
Less: allocation of total stock based employee compensation income/(expense) determined under fair value method	969	(877)	—

Pro forma net (loss)/income attributable to shareholders	(8,165)	18,213	25,330

Pro forma (loss)/earnings per ordinary share – basic (cents)	(0.29)	0.65	0.70

Pro forma earnings per ordinary share – diluted (cents)	N/A	N/A	0.65

Notes to Consolidated Financial Statements

29.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Contracted but not provided for *	—	17,732

Property and equipment:
Authorized but not contracted for	140	2,026

Total	140	19,758

*	US$17,732,000 represents total consideration for the acquisition of Indiagames Limited. For details, please refer to Note 31. In addition, the Group is obligated to pay an earn-out consideration in 2006 in connection with the acquisition of Treasure Base Group as disclosed in note 6(b).

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2003 and 2004 are as follows:

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
2004	1,244	—
2005	1,180	1,667
2006	696	1,066

Total	3,120	2,733

As of December 31, 2004, the Group had no operating lease commitments beyond 2006. For the years ended December 31, 2002, 2003 and 2004, the Group incurred rental expenses of US$862,000, US$793,000 and US$1,150,000 respectively.

Notes to Consolidated Financial Statements

30.	SEGMENT INFORMATION

Based on the criteria established by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Revenues
Wireless internet services	9,958	55,843	112,880
Advertising	4,228	5,845	7,583
Commercial enterprise solutions	11,244	13,825	2,189
Internet access	4,545	1,560	68

Total revenues	29,975	77,073	122,720

Cost of revenues
Wireless internet services	(7,632)	(27,294)	(60,979)
Advertising	(3,914)	(4,351)	(2,736)
Commercial enterprise solutions	(9,238)	(11,773)	(1,042)
Internet access	(4,090)	(667)	—

Total cost of revenues	(24,874)	(44,085)	(64,757)

Gross profit	5,101	32,988	57,963

Notes to Consolidated Financial Statements

31.	SUBSEQUENT EVENTS

In December 2004, the Company, through its wholly-owned subsidiary, TOM Online Games Limited, announced that it will acquire approximately 80.6% (as enlarged by the issue of the below subscription shares) of the issued share capital of Indiagames Limited (“Indiagames”), a limited liability company incorporated in India, engaged in mobile games publishing business. The total consideration for the acquisition amounts to US$17,732,000, which comprises US$13,732,000 for the acquisition of approximately 76.29% of the existing issued and paid-up capital of Indiagames and US$4,000,000 for a subscription of 112,683 new shares of Indiagames. The acquisition will be funded by the Company’s internal resources and will be subject to customary closing conditions. Indiagames has not been consolidated in the Group’s financial statements for the year ended December 31, 2004 since the acquisition was not completed as of the year end date. The consideration for the acquisition of 76.29% of equity interests was paid in February 2005 and the acquisition was completed as at February 24, 2005. The subscription of 112,683 shares will be completed on or before March 31, 2005.

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE

(a)	Directors’ rights to acquire shares in TOM Group

Among the director grantees of the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, Sing Wang and Tong Mei Kuen, Tommei are non-executive directors of the Company. Share options were granted to them in their capacity of being directors of the Company’s parent company TOM Group. These directors are corporate executives who have multiple corporate management responsibilities, any stock-based compensation charge incurred by TOM Group for them would have been allocated to the Company based on the percentage of the Group’s total assets to those of TOM Group. In practice, TOM Group did not incur any stock-based compensation costs for these two executives during the historical track record period and hence the Group had not been allocated of any such costs.

Sing Wang had been granted 20,000,000 share options on February 7, 2002 in the capacity of being a director of the Company’s parent company TOM Group. These options were granted in contemplation of a cancellation of the remaining unvested options previously granted to them on June 30, 2000 and August 8, 2000 as at February 7, 2002. The newly granted options were considered as replacement to the existing ones. As a result, a new measurement date was created for accounting purposes. However, no additional compensation expense was recognized, since the exercise price of the options concerned was in excess of the market value at the date of the replacement.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Pursuant to the TOM Group Pre-IPO Share Option Plan and/or the TOM Group Share Option Scheme, certain directors of the Company were granted share options to subscribe for the shares of TOM Group. Details of which as of December 31, 2002, 2003 and 2004 were as follows:

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2002	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2002	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	15,000,000	—	—	—	12,000,000 (Note vii)	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	14,354,000	—	—	—	12,216,000 (Note vii)	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	—	20,000,000	—	—	—	20,000,000	7/2/2002–	3.76
								6/2/2012
								(Note iii)

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000–	1.78	*
								10/2/2010
								(Note iv)

	7/2/2002	—	850,000	—	—	—	850,000	7/2/2002–	3.76
								6/2/2012
								(Note v)

Wu Yun	7/2/2002	—	200,000	—	—	—	200,000	7/2/2002–	3.76
								6/2/2012
								(Note vi)

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30%. The first and second tranches of the options had vested on February 8, 2002 and June 1, 2002, respectively. The third tranche of the options had vested on June 1, 2003.

(iv)	The options had vested in three tranches in the proportion of 20%:30%:50%. The first and second tranches of the options had vested on February 11, 2001 and 2002, respectively. The third tranche of the options had vested on February 11, 2003.

(v)	The options had vested in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002. The third tranche of the options had vested on February 8, 2003.

(vi)	The options had vested in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on February 8, 2002 and October 1, 2002, respectively. The third tranche of the options had vested on October 1, 2003.

(vii)	The options were canceled pursuant to the ordinary resolutions of TOM Group passed at the extraordinary general meeting of TOM Group held on April 24, 2002.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2003	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2003	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	3,000,000	—	—	—	—	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	2,138,000	—	—	—	—	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	20,000,000	—	—	—	—	20,000,000	7/2/2002– 6/2/2012 (Note iii)	3.76

	9/10/2003	—	38,000,000	—	—	—	38,000,000	9/10/2003– 8/10/2013 (Note iv)	2.505

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010 (Note v)	1.78	*

	7/2/2002	850,000	—	—	—	850,000	—	7/2/2002– 6/2/2012	3.76

	9/10/2003	—	6,850,000	—	—	—	6,850,000	9/10/2003– 8/10/2013 (Note vi)	2.505

Wu Yun	7/2/2002	200,000	—	—	—	200,000	—	7/2/2002– 6/2/2012	3.76

	9/10/2003	—	200,000	—	—	—	200,000	9/10/2003– 8/10/2013 (Note vii)	2.505

Tong Mei Kuen, Tommei	9/10/2003	—	15,000,000	—	—	—	15,000,000	9/10/2003– 8/10/2013 (Note viii)	2.505

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30% on February 8, 2002, June 1, 2002 and 2003, respectively.

(iv)	The options will vest in four tranches. The first tranche of 20,000,000 options and the second tranche of 6,000,000 options had vested on October 10, 2003 and on June 1, 2004, respectively. The third tranche of 6,000,000 options and the fourth tranche of 6,000,000 options will vest on June 1, 2005 and 2006, respectively.

(v)	The options had vested in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.

(vi)	The options will vest in four tranches. The first tranche of 850,000 options had vested on October 10, 2003. The second tranche of 2,000,000 options, the third tranche of 2,000,000 options had vested on February 1, 2004 and 2005 respectively. The fourth tranche of 2,000,000 options will vest on February 1, 2006.

(vii)	The options had vested on October 10, 2003.

(viii)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on March 17, 2004 and 2005. The third tranch of the option will vest on March 17, 2006.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

			Number of share options
Name of Directors	Date of grant	Outstanding as of January 1, 2004	Granted during the year	Exercised during the year	Lapsed during the year	Canceled during the year	Outstanding as of December 31, 2004	Option period	Subscription price per share
									HK$
Sing Wang	30/6/2000	3,000,000	—	—	—	—	3,000,000	30/6/2000– 29/6/2010 (Note i)	5.27

	8/8/2000	2,138,000	—	—	—	—	2,138,000	8/8/2000– 7/8/2010 (Note ii)	5.30

	7/2/2002	20,000,000	—	—	—	—	20,000,000	7/2/2002– 6/2/2012 (Note iii)	3.76

	9/10/2003	38,000,000	—	—	—	—	38,000,000	9/10/2003– 8/10/2013 (Note iv)	2.505

Wang Lei Lei	11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000 10/2/2010 (Note v)	1.78	*

	9/10/2003	6,850,000	—	—	—	—	6,850,000	9/10/2003– 8/10/2013 (Note vi)	2.505

Wu Yun	9/10/2003	200,000	—	—	—	—	200,000	9/10/2003– 8/10/2013 (Note vii)	2.505

Tong Mei Kuen. Tommei	9/10/2003	15,000,000	—	—	—	—	15,000,000	9/10/2003– 8/10/2013 (Note viii)	2.505

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(a)	Directors’ rights to acquire shares in TOM Group (continued)

Notes:

(i)	The options had vested on June 30, 2001.

(ii)	The options had vested on August 8, 2001.

(iii)	The options had vested in three tranches in the proportion of 40%:30%:30% on February 8, 2002, June 1, 2002 and 2003, respectively.

(iv)	The options will vest in four tranches. The first tranche of 20,000,000 options and the second tranche of 6,000,000 options had vested on October 10, 2003 and June 1, 2004, respectively. The third tranche of 6,000,000 options and the fourth tranche of 6,000,000 options will vest on June 1, 2005 and 2006, respectively.

(v)	The options had vested in three tranches in the proportion of 20%:30%:50% on February 11, 2001, 2002 and 2003, respectively.

(vi)	The options will vest in four tranches. The first tranche of 850,000 options had vested on October 10, 2003. The second tranche of 2,000,000 options, the third tranche of 2,000,000 options had vested on February 1, 2004 and 2005 respectively. The fourth tranche of 2,000,000 options will vest on February 1, 2006.

(vii)	The options had vested on October 10, 2003.

(viii)	The options will vest in three tranches in the proportion of 1/3:1/3:1/3. The first and second tranches of the options had vested on March 17, 2004 and 2005. The third tranch of the option will vest on March 17, 2006.

*	TOM Group Pre-IPO Share Option Plan

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(b)	Directors’ rights to acquire shares in the Company

Pursuant to The Company Pre-IPO Share Option Plan, certain directors of the Company were granted share options to subscribe for the shares of the Company. Details of which as of December 31, 2004 were as follows:

			Number of share options
Name of Directors	Date of Grant	Outstanding as of January 1, 2004	Granted During the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as of December 31, 2004	Option period	Subscription price per share (HK$)
Wang Lei Lei	16/2/2004	—	165,000,000	—	—	—	165,000,000	16/2/2004– 15/2/2014 (Note i)	1.50

Peter Andrew Schloss	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note ii)	1.50

Xu Zhiming	16/2/2004	—	7,500,000	—	—	—	7,500,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Feng Jue, Elaine	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Wu Yun	16/2/2004	—	7,500,000	—	—	—	7,500,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Fan Tai	16/2/2004	—	10,000,000	—	—	—	10,000,000	16/2/2004– 15/2/2014 (Note iii)	1.50

Notes:

(i)	The options will vest in 5 tranches in the proportion of 10%:15%:20%:25%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third, fourth and fifth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively. By the written resolutions of the sole shareholder of the Company dated February 16, 2004, Mr. Wang Lei Lei was granted 165,000,000 options to subscribe for shares of the Company which represented more than 1% of the then issued share capital of the Company.

(ii)	The options will vest in 4 tranches in the proportion of 15%:25%:30%:30%. The first tranche of the options has vested on February 16, 2005, the second, third and fourth tranches of the options will vest on February 16, 2006, February 16, 2007 and February 16, 2008 respectively.

(iii)	The options will vest in 4 tranches in the proportion of 10%:30%:30%:30%. The first and second tranches of the options have vested on April 12, 2004 and February 16, 2005 respectively. The third and fourth tranches of the options will vest on February 16, 2006 and February 16, 2007 respectively.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(c)	Staff costs

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Wages and salaries	5,017	6,120	10,305
Pension costs – defined contribution plan	240	320	904

	5,257	6,440	11,209

(d)	(Loss)/income before tax

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
(Loss)/income before tax was arrived at after Charging:
Interest expense	435	394	428
Auditor’s remuneration	98	149	1,025
Provision for impairment of goodwill	1949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Loss on disposal of property and equipment	163	91	9

Crediting:
Interest income	27	74	3,523

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(e)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Fees	1	6	115
Basic salaries, housing allowances, other allowances and benefits in kind	296	567	919
Discretionary bonuses	234	204	109
Contribution to pension schemes for directors	12	22	52

	543	799	1,195

Details of the emoluments of individual directors are as follows:
	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Mr. Wang Lei Lei	352	200	207
Mr. Sing Wang (*)	81	206	6
Mr. Fan Tai	39	65	77
Mr. Wu Yun	44	61	74
Ms. Tong Mei Kuen, Tommei (*)	—	83	115
Ms. Elaine Feng	3	31	46
Mr. Xu Zhiming (*)	23	139	277
Mr. Frank Sixt (*)	1	—	6
Mr. Peter Schloss	—	14	328
Mr. Kwong Che Keung, Gordon	—	—	26
Mr. Ma Wei Hua	—	—	26
Dr. Lo Ka Shui	—	—	7
Mrs. Chow Woo Mo Fong, Susan	—	—	—

	543	799	1,195

*	Emoluments of these directors were allocated by TOM Group through corporate expenses recharge based on the percentage of the Group’s total assets to those of TOM Group for the years ended December 31, 2002 and 2003. For the year ended December 31, 2004, emoluments of these directors were recorded and paid by the Group.

During the years ended December 31, 2002, 2003 and 2004, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as compensation for loss of office, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(f)	Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2002, 2003 and 2004 include 2 directors, 5 directors and 4 directors respectively, whose emoluments are reflected in the analysis presented in note 32(e) above. The emoluments payable to the remaining 3 individuals, nil individuals and 1 individual for the years ended December 31, 2002, 2003 and 2004, respectively, are as follows:

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	148	—	22
Bonuses	11	—	76
Contributions to pension schemes	1	—	2

	160	—	100

None of the above individuals received remuneration in excess of US$128,000 (equivalent to HK$1,000,000).

(g)	Net current assets and total assets less current liabilities

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Net current assets	21,987	(55,801)
Total assets less current liabilities	34,545	234,880

(h)	Property and equipment, net

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Additions	4,451	4,790	9,175

Disposals	195	91	9

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(i)	Selected financial information of the Company

BALANCE SHEETS

	December 31,
	2003	2004
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	—	30,400
Prepayments	—	148
Deposits and other receivables	—	1,120
Due from related parties	—	92,106

Total current assets	—	123,774

Investment in available-for-sale securities	—	116,471
Investment in subsidiaries	30,000	30,004

Total non-current assets	30,000	146,475

Total assets	30,000	270,249

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals	—	1,844
Consideration payable	—	47,547
Due to related parties	8	6,262

Total liabilities	8	55,653

Share capital	3,590	4,995
Paid-in capital	26,410	211,726
Accumulated other comprehensive losses	—	(615)
Accumulated deficit	(8)	(1,510)

Total shareholders’ equity	29,992	214,596

Total liabilities and shareholders’ equity	30,000	270,249

Notes to Consolidated Financial Statements

32.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/ HONG KONG COMPANIES ORDINANCE (continued)

(i)	Selected financial information of the Company (continued)

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except number of shares)
Balance as of January 1, 2002	2,800,000,000	3,590	26,410	—	(2)	29,998
Net loss		—	—	—	(2)	(2)

Balance as at December 31, 2002	2,800,000,000	3,590	26,410	—	(4)	29,996
Net loss		—	—	—	(4)	(4)

Balance as at December 31, 2003	2,800,000,000	3,590	26,410	—	(8)	29,992
Issuance of shares pursuant to IPO	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses		—	(25,589)	—	—	(25,589)
Issuance of shares as purchase consideration for the acquisition of Pucciui Group (Note 6)	96,200,000	123	18,377	—	—	18,500
Unrealized losses on available-for-sale securities		—	—	(615)	—	(615)
Net loss		—	—	—	(1,502)	(1,502)

Balance as at December 31, 2004	3,896,200,000	4,995	211,726	(615)	(1,510)	214,596

(j)	Distributable reserves

As of December 31, 2002, 2003 and 2004, the Company had no reserves available for distribution to the shareholders of the Company.

(k)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

TOM Online Inc.     •    Annual Report 2004

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP

The consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net (liabilities)/assets of the Group as of December 31, 2002, 2003 and 2004, and the net (loss)/income attributable to shareholders and the basic (loss)/earnings per share of the Group for each of the three years then ended is presented below.

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (loss)/income attributable to shareholders under US GAAP	(8,354)	19,572	33,908
Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	729	763	—
Imputed interest charge	435	394	—
Adjustment for amortization/impairment of goodwill	789	—	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	4,411

Net (loss)/income attributable to shareholders under HK GAAP	(6,401)	21,358	38,319

(Loss)/earnings per ordinary share – basic (cents) under US GAAP	(0.30)	0.70	0.94

(Loss)/earnings per ordinary share – basic (cents) under HK GAAP	(0.23)	0.76	1.06

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Total assets under US GAAP	25,574	67,376	403,101
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	—	(4,411)	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	—	5,040
Recognition of negative goodwill arising from the acquisition of Puccini Group	—	(1,540)	—

Total assets under HK GAAP	25,574	61,425	408,141

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (liabilities)/assets under US GAAP	(9,464)	14,410	234,424
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	5,040

Net (liabilities)/assets under HK GAAP	(9,464)	15,039	239,464

US GAAP and HK GAAP comparisons

(a)	Early adoption of newly pronounced Hong Kong accounting standards by the Group in 2004 and their differences from US GAAP, if any

The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

For the purpose of this supplemental information, the Group has early adopted the following new HKFRSs in the financial statements for the year ended December 31, 2004:

•	HKFRS 3 Business Combinations
•	HKAS 36 Impairment of Assets
•	HKAS 38 Intangible Assets

A summary of these newly adopted HKFRSs together with comparisons with their US GAAP equivalent is provided below.

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

(a)	Early adoption of newly pronounced Hong Kong accounting standards by the Group in 2004 and their differences from US GAAP, if any (continued)

Recognition of intangible assets

Under US GAAP, SFAS 142 “Goodwill and Other Intangible Assets”, and under HK GAAP, HKAS 38 “Intangible Assets”, identifiable intangible assets acquired in a business combination are required to be determined separately from goodwill based on fair value. Intangible assets with indefinite useful lives are not amortized but are subject to an annual impairment test, while intangible assets with finite useful lives are amortized over their useful lives with impairment tests being applied when conditions indicate that an impairment of intangibles may have occurred. As at December 31, 2004, intangible assets of US$710,000 which were attributable to the acquisition of Treasure Base, were amortized under US GAAP from August 11, 2004, date of the acquisition, and intangibles assets of US$103,000, in connection with the acquisition of Whole Win, were amortized from November 19, 2004 date of acquisition. Following the early adoption of the three new HKFRSs in 2004, the Company has adopted the same accounting treatments for the recognition of intangible assets arising from the acquisitions of Treasure Base Group and Whole Win Group and the amortization charges of these intangibles during the year ended December 31, 2004.

Accounting for goodwill

The Group adopted SFAS 142 “Goodwill and Other Intangible Assets” to account for goodwill. Under SFAS 142, goodwill and goodwill included in the carrying value of equity method investments are not amortized. In addition, SFAS 142 requires that goodwill be tested for impairment upon its first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using a prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

Prior to January 1, 2001, under HK GAAP, goodwill arising on the acquisition of subsidiaries, businesses, associated companies or jointly controlled companies could be charged directly to reserves on consolidation. With effect from January 1, 2001, upon adoption of SSAP 30 Business Combinations, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life.

In August 2004, HKAS 36 Impairment of Assets was introduced and HKFRS 3 Business Combinations replaced SSAP 30. Under HKFRS 3, goodwill acquired in a business combination is no longer amortized and instead is to be tested for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, in accordance with HKAS 36. Following the adoption of HKFRS 3 by the Group in 2004, the accounting treatment for goodwill is consistent with US GAAP except that the goodwill is stated based on the carrying value as at 31 December 2003 and amortization under HK GAAP in the prior years are not restated.

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

(b)	Other difference between US GAAP and HK GAAP applicable to the Group

Impairment of long-lived assets

US GAAP requires an impairment loss to be recognized for long-lived assets, including property, plant and equipment where a triggering event occurs and the carrying amount of the asset exceeds the future undiscounted cash flows expected to result from use and eventual disposal of the asset. If it is determined that the asset is impaired, the impairment loss recognized is the difference between the carrying amount of the asset and its fair value, being either market value or the sum of future discounted cash flows. Once such impairments have been recorded, reversals of the impairment losses due to subsequent recoveries in value are not allowed.

Under HK GAAP, assets that have an “indefinite useful life” are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization, an entity should assess at each reporting date whether there is an indication that an asset may be impaired and if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs and value-in-use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which they are separately identifiable cash flows (cash-generating units). An impairment of long-lived assets is charged to the statements of operations as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the statements of operations.

Stock-based compensation

Under US GAAP, compensation expense for share options granted is recognized at the date of grant and amortized over the vesting period. The Group accounts for the share option scheme under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned. SFAS 148 allow entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee stock options using fair-value based methods of accounting as prescribed in SFAS 123 and SFAS 148. In December 2004, SFAS 123 R “Share Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share based payment transactions thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public entities that do not file as small business issuers.

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

(b)	Other difference between US GAAP and HK GAAP applicable to the Group (continued)

Stock-based compensation (continued)

Under HK GAAP, prior to April 2004, there was no specific guidance for accounting for grant of share options to employees. HKFRS 2 “Share-based Payment” was released to cover the recognition and measurement of these transactions. HKFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. The group shall adopt HKFRS 2 as from January 1, 2005.

Stock options granted by principal stockholders

Under US GAAP, stock options granted by the principal shareholder to employees are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. Compensation expenses relating to such stock options are accounted in the same manner as that for stock options granted by the Group.

Under HK GAAP, stock options granted by the principal shareholder to the Group’s employees are not recognized in the financial statements.

Other Comprehensive Income

US GAAP establishes standards for the reporting and display of comprehensive income and its components in accounts that is displayed with the same prominence as other accounts. Comprehensive income is composed of two subjects: “net income” and “other comprehensive income”. Comprehensive income includes charges or credits to equity other than those resulting from investments by shareholders and distributions to shareholders.

Under HK GAAP there is no specific guidance for recognizing and presenting other comprehensive income. Items of gain and loss that are not recognized in the statements of operations (such as an unrealized revaluation gain and a foreign exchange translation gain or loss) are recognized in reserves separate from retained earnings and are disclosed in the consolidated statement of changes in equity.

Supplementary Unaudited Information Provided by Management

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

(b)	Other difference between US GAAP and HK GAAP applicable to the Group (continued)

Deferred income taxes

Under US GAAP, deferred tax assets and liabilities are recognized in full for all tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

The HKICPA issued SSAP No. 12 “Income taxes” (“SSAP 12 (revised)”) in August 2002, which supersedes the previous SSAP No. 12 “Accounting for deferred taxes”. The new standards are effective for accounting periods beginning on, or after January 1, 2003. The Group has adopted SSAP 12 (revised) in the consolidated financial statements during the periods presented.

SSAP 12 (revised) requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. Deferred tax assets or liabilities arising from temporary differences need to be measured at the rates enacted or substantially enacted by the balance sheet date. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Supplementary Unaudited Information Provided by Management

2.	UNAUDITED ADDITIONAL FINANCIAL INFORMATION

RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO EBITDA*

	Year ended December 31,
	2003	2004
	(in thousands of U.S. dollars)
Income from operations	19,765	31,076
Depreciation	3,016	4,544
Amortization of intangibles and others	629	5,921

EBITDA	23,410	41,541

*	EBITDA refers to earnings before interest, taxation, depreciation, amortization and other non-cash activities. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States, TOM Online uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results to investors, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

TOM Online Inc.     •    Annual Report 2004

Definitions

“2.5G”	means	the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“ADSs”	means	American depositary shares issued by Citibank N.A. each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Advanced Internet Services”	means	Advanced Internet Services Limited

“Associates”	means	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Planet Network”	means	Beijing Planet Network Travel Information Technology Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Beijing Tom”	means	Beijing TOM International Advertising Limited

“BREW”	means	by Qualcomm, is a technology used for downloading and running small software applications and content to mobile phones and other wireless devices using CDMA

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Travel Network”	means	China Travel Network Company Limited

“China Unicom”	means	China United Telecommunications Corporation

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

Definitions

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company and its subsidiaries

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Indiagames”	means	Indiagames Limited

“IVR”	means	interactive voice response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access

“JAVA”	means	J2ME (Java 2 Micro Edition) is a technology used to download and run small, user-installable, internet-enabled, software applications for wireless devices such as mobile phones

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“MISC”	means	Mobile Information Services Center, a platform which is composed of three sub- systems, with one designed for service control, another for operation management, along with a sub-system to provide unified network management functions. The platform also has an Internet service interface and billing agent for all service gateways and service providers

Definitions

“MMS”	means	multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phones

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of America

“Nine core Internet business entities”	means	Lahiji Vale Limited, Laurstinus Limited, Advanced Internet Services, Beijing Lei Ting, TOM.COM (China) Investment Limited, Shenzhen Freenet, GreaTom, Beijing Super Channel and Shanghai Super Channel

“PRC” or “China”	means	the People’s Republic of China

“PRC GAAP”	means	the generally accepted accounting principles in the PRC

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries, including Wu Ji Network

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“Sharkwave Technology”	means	Sharkwave Information Technology (Beijing) Company Limited

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shenzhen Freenet Advertising”	means	Shenzhen Freenet Super Channel Advertising Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel Network Limited

Definitions

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base, Ceng Dong Yi and LingXun

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“WAP”	means	wireless application protocol, a global standard for developing applications over wireless communications networks

“Whole Win”	means	Whole Win Investments Limited

“Whole Win Group”	means	Whole Win, Heng Dong Wei Xin and Startone

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2004;

2.	to re-elect Directors;

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

1

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognized regulatory body or any stock exchange applicable to the Company).”

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognized by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

2

(b)	the aggregate nominal amount of shares of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

By Order of the Board
TOM ONLINE INC. Angela Mak
Company Secretary

Hong Kong, March 31, 2005

Principal place of business in Hong Kong:

48th Floor, The Center

99 Queen’s Road Central

Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.

In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road

3

Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

4

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TOM Online Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock Code: 8282)

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

RE-ELECTION OF DIRECTORS

A notice convening the Annual General Meeting of TOM Online Inc. to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m. is set out on pages 17 to 20 of this circular. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of TOM Online Inc. in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

This circular, for which the directors of TOM Online Inc. collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This circular will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online Inc. at www.tom.com.

March 31, 2005

*	for identification purpose

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Annual General Meeting”	means the annual general meeting of the Company for the financial year ended December 31, 2004 to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m., the notice of which is set out on pages 17 to 20 of this circular

“Associates”	has the meanings ascribed to it under the GEM Listing Rules

“Beijing Lei Ting”	means Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Super Channel”	means Beijing Super Channel Network Limited

“Code”	means the Hong Kong Code on Takeovers and Mergers

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands and whose shares are listed on GEM

“Director(s)”	means the board of directors of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“Global Offering”	means the Hong Kong Public Offer, the International Offering and the US Offering. Please refer to the prospectus dated March 2, 2004 of the Company for the details

“GreaTom”	means Beijing GreaTom United Technology Company Limited

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“HK$”	means Hong Kong Dollars

“Latest Practicable Date”	means March 29, 2005, being the latest practicable date prior to the printing of this circular

“Notice”	means the notice convening the Annual General Meeting which is set out on pages 17 to 20 of this circular

1

DEFINITIONS

“PRC”	means the People’s Republic of China

“Repurchase Mandate”	means a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing Resolution No. 5

“Resolution No. 4”	means the ordinary resolution no. 4 as set out in the Notice

“Resolution No. 5”	means the ordinary resolution no. 5 as set out in the Notice

“Resolution No. 6”	means the ordinary resolution no. 6 as set out in the Notice

“SFO”	means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Shanghai Super Channel”	means Shanghai Super Channel Network Limited

“Shenzhen Freenet”	means Shenzhen Freenet Information Technology Company Limited

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Share(s)”	means the share(s) of par value of HK$0.01 each in the capital of the Company

“TOM Group”	means TOM Group Limited

“Wu Ji Network”	means Beijing Lei Ting Wu Ji Network Technology Company Limited

2

LETTER FROM THE DIRECTORS

(Stock Code: 8282)

Directors:	Registered office:
Frank John Sixt* (Chairman)	P.O. Box 309GT
Chow Woo Mo Fong, Susan*	Ugland House
(Alternate Director to Frank John Sixt)	South Church Street
Sing Wang* (Vice Chairman)	George Town
Wang Lei Lei (Chief Executive Officer)	Grand Cayman
Xu Zhiming	Cayman Islands
Peter Andrew Schloss	British West Indies
Feng Jue, Elaine
Fan Tai
Wu Yun	Head office and principal
Tong Mei Kuen, Tommei*	place of business in the PRC:
Kwong Che Keung, Gordon#	8th Floor, Tower W3
Ma Wei Hua#	Oriental Plaza
Lo Ka Shui#	No. 1 Dong Chang An Avenue
Dong Cheng District
Beijing 100738
PRC

* Non-executive Directors

# Independent non-executive Directors
March 31, 2005

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information regarding (i) the ordinary resolutions granting the Directors general mandates to issue new Shares and to repurchase Shares to be proposed at the Annual General Meeting; and (ii) the details of the retiring Directors to be re-elected at the Annual General Meeting.

*	for identification purpose

3

LETTER FROM THE DIRECTORS

GENERAL MANDATES

On February 12, 2004, written resolutions of the then sole shareholder of the Company were passed giving general unconditional mandates to the Directors to:

(1)	allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of the issued share capital of the Company immediately following completion of the Global Offering;

(2)	repurchase on GEM or on any other stock exchange on which the Shares may be listed and which is recognized by the Securities Futures Commission and the Stock Exchange for this purpose such number of Shares with an aggregate nominal value as will not exceeding 10% of the aggregate nominal value of the issued share capital of the Company immediately following completion of the Global Offering;

(3)	add to the general mandate for issuing Shares as mentioned in paragraph (1) above an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the general mandate granted to the Directors to repurchase Shares as mentioned in paragraph (2) above.

The above general mandates will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the ordinary resolutions to be proposed at the Annual General Meeting to give fresh general mandates to the Directors.

At the Annual General Meeting, separate ordinary resolutions will be proposed to give to the Directors a fresh general mandate (i) to allot, issue and otherwise deal with additional Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 4 as set out in the Notice; (ii) to repurchase Shares with an aggregate nominal amount up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 5 as set out in the Notice during the period from the date of the passing of the Resolution No. 5 up to: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the Repurchase Mandate, whichever occurs first; and (iii) to add to such general mandate so granted to the Directors to allot, issue and deal with additional Shares by an amount representing the aggregate nominal amount of the share capital of the Company (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) repurchased under the Repurchase Mandate. The relevant resolution is set out as the Resolution No. 6 in the Notice.

4

LETTER FROM THE DIRECTORS

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix I to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate at the Annual General Meeting.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Articles 99 and 116 of the articles of the association of the Company, all the existing Directors (other than the alternate Director) will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out in the Appendix II.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m. is set out on pages 17 to 20 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

PROCEDURE FOR DEMANDING A POLL AT THE ANNUAL GENERAL MEETING

Pursuant to the articles of association of the Company, a resolution put to the vote at any general meeting shall be decided on a show of hands unless a poll is required under the GEM Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by:

(a)	the chairman presiding at the meeting; or

(b)	at least five members present in person or by proxy and entitled to vote at the meeting; or

(c)	one or more members present in person or by proxy who are entitled to vote and who represent in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

5

LETTER FROM THE DIRECTORS

(d)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Directors are of the opinion that the proposals referred to in this circular are in the best interests of the Company and its shareholders and therefore recommend you to vote in favour of the Resolutions Nos. 4 to 6 to be proposed at the Annual General Meeting.

Yours faithfully,
By Order of the Board
TOM ONLINE INC.
Wang Lei Lei
Chief Executive Officer
and
Executive Director

6

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to the Resolution No. 5 to be proposed at the Annual General Meeting authorizing the Repurchase Mandate.

This explanatory statement contains all the information required pursuant to Rule 13.08 of the GEM Listing Rules which is set out as follows:

1.	EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company comprised of 3,896,200,000 Shares.

Subject to the passing of the Resolution No. 5 and on the basis that no further Shares are issued or repurchased by the Company prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 389,620,000 Shares during the period from the date of the passing of the Resolution No. 5 as set out in the Notice up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

2.	REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3.	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the applicable laws and regulations of the Cayman Islands. The Company may not purchase securities on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

4.	GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements contained in the annual report of the Company for the year ended December 31, 2004) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

7

APPENDIX I	EXPLANATORY STATEMENT

5.	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the GEM during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares
	Highest HK$	Lowest HK$
March 2004	1.40	1.07
April 2004	1.39	1.14
May 2004	1.30	1.05
June 2004	1.39	1.20
July 2004	1.38	1.20
August 2004	1.30	0.98
September 2004	1.16	1.02
October 2004	1.32	1.10
November 2004	1.40	1.15
December 2004	1.59	1.37
January 2005	1.46	1.11
February 2005	1.34	1.15
From March 1, 2005 to the Latest Practicable Date	1.25	1.17

6.	UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules, the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the shareholders of the Company.

No connected person (as defined in the GEM Listing Rules) has notified the Company that it has any present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders of the Company.

7.	THE CODE

If as a result of a repurchase of Shares, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Code. As a result, a shareholder, or a group of shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the shareholder’s interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code.

8

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, TOM Group, which is a substantial shareholder of the Company, holds 2,800,000,000 Shares (representing approximately 71.86% of the issued share capital of the Company). In the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the Resolution No. 5 to be proposed at the Annual General Meeting, then (if the present shareholdings otherwise remained the same) the interest of TOM Group in the Company would be increased to approximately 79.85% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code.

8.	SHARE PURCHASE MADE BY THE COMPANY

No purchases of Shares have been made by the Company in the previous six months, whether on the Stock Exchange or otherwise.

9

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out as follows:

Frank John Sixt

Aged 53, has been a non-executive Director and the chairman of the Company since September 15, 2003. He is also the group finance director of Hutchison Whampoa Limited, an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Global Communications Holdings Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He was previously a director of Concord Pacific Group Inc. (resigned on March 23, 2002). Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and the Law Society of the Provinces of Quebec and Ontario, Canada.

In addition, he is the chairman of TOM Group and a non-executive director of Cheung Kong (Holdings) Limited and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Sixt does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company. He also does not have any interests in Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Sixt. He is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Sing Wang

Aged 41, has been a non-executive Director and the vice chairman of the Company since August 28, 2001. He is one of the most experienced private equity investors in Greater China. Mr. Wang worked at Goldman Sachs (Asia) L.L.C., where he was an executive director where his principal responsibilities were in the direct investment area. He was also a manager at Wardley Direct Investment Management Ltd. (a subsidiary of the Hong Kong Bank Group) and a strategic consultant at McKinsey & Co. in Chicago. Mr. Wang also worked for the Chinese Academy of Sciences immediately after he graduated from Yunnan University. Mr. Wang graduated in 1982 from Yunnan University, the PRC, with a Bachelor’s degree in Science. In 1986, he received a Master of Science degree in Forestry and its Relation to Land Use and in 1989 with a Bachelor of Arts degree in Philosophy, Politics and Economics and an M.A. in 1996, all from Oxford University.

In addition, he is an executive director and the chief executive officer of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Wang does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

10

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

Mr. Wang has corporate interests in 83,142 Shares, and personal interests in 10,000,000 shares, corporate interests in 5,898,000 shares and 63,138,000 share options in TOM Group within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Wang. He is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Wang Lei Lei

Aged 31, has been an executive Director and the chief executive officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group in December 2002, a director Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Except for being a non-executive director of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO, Mr. Wang does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

Mr. Wang has personal interests in 5,000,000 Shares and 165,000,000 share options of the Company, and personal interests in 300,000 shares and 15,930,000 share options of TOM Group within the meaning of Part XV of the SFO. In addition, he also has short positions in 20% and 80% of the equity interests in Beijing Lei Ting and Wu Ji Network, the associated corporations of the Company within the meaning of Part XV of the SFO, respectively.

Mr. Wang has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. Mr. Wang is entitled to the basic salary of HK$1,054,000 and certain benefits. In addition, he is entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

11

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

Xu Zhiming

Aged 43, has been an executive Director and the chief operating officer of the Company since October 14, 2003. Since January 2002, Dr. Xu has served as a senior advisor to TOM Group and he was appointed as a director of Shanghai Super Channel in November 2003. Between 1999 and 2001, Dr. Xu was an executive director at China Resources Enterprises Limited, an executive director at China Resources Beijing Land Limited and managing director and chief operating officer at China Resources Logic Limited, all of which are listed on the Hong Kong Stock Exchange. Between 1993 and 1999, Dr. Xu also served as an investment banker in Hong Kong, including at Nomura International and NatWest Markets, as well as Bank Boston, where he also served as director and head of origination-Greater China. Dr. Xu graduated in 1983 from Peking University with a B.S. in Physics, in 1986 from the Graduate School of Chinese Academy of Social Sciences with an M.A. in Economics and in 1993 from University of Manchester in the United Kingdom with a Ph.D. in Economics.

Except for being a senior advisor to TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO, Dr. Xu does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

Dr. Xu has interests in 7,500,000 share options of the Company within the meaning of Part XV of the SFO.

Dr. Xu has entered into a service contract with the Company commencing from October 1, 2003. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic salary of HK$1,920,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Dr. Xu shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Peter Andrew Schloss

Aged 44, has been an executive Director and the chief financial officer of the Company since December 17, 2003. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Mr. Schloss does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and has interests in 10,000,000 share options of the Company within the meaning of Part XV of the SFO.

12

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

Mr. Schloss has entered into a service contract with the Company commencing from December 15, 2003. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic salary of HK$1,440,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Schloss shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Feng Jue, Elaine

Aged 32, has been an executive Director and executive vice president of the department of sales and marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Ms. Feng does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and has interests in 10,000,000 share options of the Company within the meaning of Part XV of the SFO.

Ms. Feng has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. She is entitled to the basic salary of HK$282,000 and certain benefits. In addition, she is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into her service contract. The amount of the bonus for Ms. Feng is one month’s salary. She is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Fan Tai

Aged 33, has been an executive Director and vice president of finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Mr. Fan does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

He has interests in 10,000,000 share options of the Company within the meaning of Part XV of the SFO and also has short position in 20% of the equity interest of Wu Ji Network, an associated corporation of the Company within the meaning of Part XV of the SFO.

13

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

Mr. Fan has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic salary of HK$508,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Fan is one month’s salary. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Wu Yun

Aged 32, has been an executive Director and vice president of the department of operations of the Company since September 15, 2003. Mr. Wu joined the Company in October 2000 as manager of the department of business development of Beijing Super Channel. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

Mr. Wu does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and has interests in 7,500,000 and 200,000 share options of the Company and TOM Group respectively within the meaning of Part XV of the SFO.

Mr. Wu has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic salary of HK$485,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Wu is one month’s salary. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Tong Mei Kuen, Tommei

Aged 40, has been a non-executive Director of the Company since April 1, 2003. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

14

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

In addition, she is an executive director and the chief financial officer of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Ms. Tong does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

Ms. Tong has interests in 15,000,000 share options of TOM Group within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Ms. Tong. She is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Kwong Che Keung, Gordon

Aged 55, has been an independent non-executive Director of the Company since October 14, 2003. He is currently a non-executive director of COSCO Pacific Limited and an independent non-executive director of COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Vision Century Corporation Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Henderson China Holdings Limited. Prior to such positions, Mr. Kwong was a partner of Pricewaterhouse. He has also served as a part-time panel member of the Hong Kong Government Central Policy Unit and was an independent member of the Council of the Hong Kong Stock Exchange. Mr. Kwong graduated from the University of Hong Kong in 1972 and qualified as a chartered accountant in England in 1977.

Mr. Kwong does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Kwong. He is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Ma Wei Hua

Aged 56, has been an independent non-executive Director of the Company since October 14, 2003. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

15

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

Mr. Ma does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Mr. Ma. He is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Lo Ka Shui

Aged 58, has been an independent non-executive Director of the Company since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 24 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Dr. Lo does not have any relationship with any Directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company.

Dr. Lo, being the founder of a discretionary trust, is deemed to be interested in 3,000,000 Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between the Company and Dr. Lo. He is not appointed for specific term and is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

16

NOTICE OF ANNUAL GENERAL MEETING

(Stock code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2004;

2.	to re-elect Directors;

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme

*	for identification purpose

17

NOTICE OF ANNUAL GENERAL MEETING

or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognised by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

18

NOTICE OF ANNUAL GENERAL MEETING

(b)	the aggregate nominal amount of shares of the Company authorised to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

By Order of the Board
TOM ONLINE INC. Angela Mak
Company Secretary

Hong Kong, March 31, 2005

19

NOTICE OF ANNUAL GENERAL MEETING

Principal place of business in Hong Kong:

48th Floor, The Center

99 Queen’s Road Central

Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).

20

Exhibit 1.4

(Stock code: 8282)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD AT THE GRAND BALLROOM I, HARBOUR PLAZA HONG KONG, 20 TAK FUNG STREET, HUNG HOM, KOWLOON, HONG KONG ON TUESDAY, APRIL 26, 2005 AT 11:30 A.M.

I/We (Note 1)

of

being the registered holder(s) of _________________________________ shares of HK$0.01 each (Note 2) in the capital of TOM Online Inc. (the “Company”) HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3)

of                                                                                                            or

failing him                                                       of                                                                                                            to

act as my/our proxy to attend, act and vote on my/our behalf at the Annual General Meeting (the “Meeting”) of the Company to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, April 26, 2005 at 11:30 a.m. and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the notice convening the Meeting.

Please indicate with a “✓“ in the spaces provided how you wish your votes to be cast on a poll. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his/her discretion.

		ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2004.

2.	(a)	To re-elect Mr. Frank John Sixt as a director.

	(b)	To re-elect Mr. Sing Wang as a director.

	(c)	To re-elect Mr. Wang Lei Lei as a director.

	(d)	To re-elect Mr. Xu Zhiming as a director.

	(e)	To re-elect Mr. Peter Andrew Schloss as a director.

	(f)	To re-elect Ms. Feng Jue, Elaine as a director.

	(g)	To re-elect Mr. Fan Tai as a director.

	(h)	To re-elect Mr. Wu Yun as a director.

	(i)	To re-elect Ms. Tong Mei Kuen, Tommei as a director.

	(j)	To re-elect Mr. Kwong Che Keung, Gordon as a director.

	(k)	To re-elect Mr. Ma Wei Hua as a director.

	(l)	To re-elect Dr. Lo Ka Shui as a director.

3.	To re-appoint PricewaterhouseCoopers as auditors and authorise the board of directors to fix their remuneration.

4.	To grant a general mandate to the directors to allot, issue and deal with additional shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.

5.	To grant a general mandate to the directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.

6.	To extend the general mandate granted to the directors to allot, issue and deal with additional shares by the amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company.

Dated	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).

7.	In the case of joint holders of a share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.
*	for identification purpose

Exhibit 1.5

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)
DISCLOSEABLE TRANSACTION	SHARE TRANSACTION

JOINT ANNOUNCEMENT

FURTHER DEFERRAL OF SUBSCRIPTION COMPLETION

in relation to

Proposed acquisition of approximately 80.6%

of the issued share capital of Indiagames Limited

As the process of the subscription, issue and allotment of the Subscription Shares in India (including the opening of securities accounts) is taking longer than expected, the Board announces that the Subscription Completion will be further deferred and will take place on or before 30 April 2005.

Reference is made to the joint announcement of TOM Group Limited (“TOM”) and TOM Online Inc. (“TOM Online”) dated 17 December 2004 (“Joint Announcement”) and the circular of TOM dated 10 January 2005 (“Circular”) in respect of the proposed acquisition of approximately 80.6% of the issued share capital of Indiagames Limited and the joint announcement of TOM and TOM Online dated 24 February 2005 (“Deferral Announcement”) in respect of the deferral of Subscription Completion. Unless otherwise defined herein, terms used herein shall have the same meaning as defined in the Joint Announcement, the Circular and the Deferral Announcement.

1

Further Deferral of Subscription Completion

As disclosed in the Deferral Announcement, the parties to the Sale and Subscription Agreement have agreed that the Subscription Completion will be deferred and will take place on or before 31 March 2005.

As the process of the subscription, issue and allotment of the Subscription Shares in India (including the opening of securities accounts) is taking longer than expected, the Board announces that the parties to the Sale and Subscription Agreement have agreed that the Subscription Completion will be further deferred and will take place on or before 30 April 2005.

Further announcement will be made should the Subscription Completion not take place on or before 30 April 2005 in the manner mentioned above or should there be any further changes to the date of Subscription Completion.

By Order of the Board TOM GROUP LIMITED Angela Mak Company Secretary	By Order of the Board TOM ONLINE INC. Angela Mak Company Secretary

Hong Kong, 31 March 2005

As at the date hereof, the directors of TOM are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Sing Wang	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Tommei Tong	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Holger Kluge
Mr. Wang Lei Lei

2

As at the date hereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

*	for identification purpose

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